Form 10-K, Exhibit 13
period 1998-12-31
AMERICAN STATES WATER CO; SOUTHERN CALIFORNIA WATER CO
filed 1999-03-30
CIK 1056903, 92116

                                                                      EXHIBIT 13
Strength
Growth
Strategy


AMERICAN STATES WATER COMPANY
1998 Annual Report

                                      COVER

AWR offers long-term, income-oriented investors an attractive total return potential.


Table of Contents

Corporate Profile      1
Selected Financial Data   3
Letter to Shareholders   4
Strategy and Operating Review   6
William V. Caveney: A Tribute   12
Management's Discussion and Analysis   13
Financial Statements   19
Report of Management   32
Report of Independent Public Accountants   32
Shareholder Information   32
Statistical Review 1998-1989   34
Customer Service Areas   36
Corporate Information   IBC

                               INSIDE FRONT COVER

CORPORATE PROFILE

American States Water Company (NYSE:AWR) is a holding company for Southern California Water Company (SCW) and American States Utility Services, Inc.
(ASUS).

SCW is a public utility company engaged principally in the delivery of water service. SCW operates 41 separate water systems within 75 communities in 10 counties in the State of California and provides water service to over 1 million people, or 1 out of every 30 Californians. In addition, SCW provides electric service to approximately 21,000 customers.

SCW focuses on customers by providing water and electric services at affordable rates approved by the California Public Utilities Commission (CPUC). Providing over one-half of the water it sells from its own wells, SCW complies with state environmental regulations and the federal Safe Drinking Water Act.

SCW has no mortgage debt and its unsecured debt rating of "A+" allows ample access to finance its capital expansion programs.

ASUS engages in non-regulated business activities through long-term leases or operation and maintenance contracts with municipally owned water and wastewater systems. ASUS meets the needs and challenges facing municipalities throughout the country, by offering cost effective alternatives to higher water rates and diminishing water supplies.

AWR offers long-term, income-oriented investors an attractive total return potential. AWR has paid dividends on its common shares every year since 1931 and has increased dividends paid out annually since 1953. AWR has a corporate rating of "A" and has no outstanding mortgage debt.

AWR's philosophy is to continue to implement long-term strategies through its subsidiaries, to increase shareholder value by earning the authorized rate of return for its utility operations, and to increase overall earnings through selective non-regulated activities.

1929:
The Company's predecessor, American States Public Service Company of California incorporated; serving 42,000 customers

HIGHLIGHTS



                                 [3 GRAPHS P. 2]

1930:
First Shareholder
Meeting of American States
Public Service Company
of California

1936:
Official name change
to Southern California
Water Company
and the corporate merging of
Bear Valley Utility
Company into Southern
California Water Company

SELECTED FINANCIAL DATA

(dollars in thousand, expect per share         1998           1997           1996           1995           1994
amounts)
                                               ----           ----           ----           ----           ----
Income Statement Information
Total Operating Revenues                      $148,060       $153,755       $151,529       $129,813       $122,675
Total Operating Expenses                       122,999        130,297        128,100        108,425        103,745
Operating Income                                25,061         23,458         23,429         21,388         18,930
Other Income                                       769            758            531            336            236
Interest Charges                                11,207         10,157         10,500          9,559          7,828
Net Income                                      14,623         14,059         13,460         12,165         11,338
Preferred Dividends                                 90             92             94             96             98
Earnings Available for Common                   14,533         13,967         13,366         12,069         11,240
Shareholders
Basic Earnings per Common Share               $   1.62       $   1.56       $   1.69       $   1.54       $   1.43
Dividends Declared per Common Share           $   1.26       $   1.25       $   1.23       $   1.21       $   1.20

Balance Sheet Information
Total Assets                                  $484,671       $457,074       $430,922       $406,255       $383,627
Net Utility Plant                              414,753        383,623        357,776        334,968        317,879
Common Shareholders' Equity                    154,299        151,053        146,766        121,576        118,962
Long-Term Debt                                 120,809        115,286        107,190        107,455         92,891
Preferred Shares                                 1,600          1,600          1,600          1,600          1,600
Preferred Shares-Subject to Mandatory
Redemption                                         400            440            480            520            560
Total Capitalization                          $277,108       $268,379       $256,036       $231,151       $214,013
Book Value per Common Share                   $  17.23       $  16.86       $  16.52       $  15.50       $  15.16
Average Shares Outstanding                       8,957          7,891          7,845          7,842
                                                                                                             8,958

Other Information
Ratio of Earnings to Fixed Charges                3.21%          3.35%          3.26%          3.19%          3.58%
Ratio of Earnings to Total Fixed Charges          3.17%          3.30%          3.21%          3.14%          3.50%
Return on Average Common Equity                    9.6%           9.5%          10.7%          10.3%           9.7%

LETTER TO SHAREHOLDERS

1998 was an eventful year in the history of your Company. On July 1, 1998, American States Water Company was formed as the result of approvals received from shareholders and the California Public Utilities Commission (CPUC). On that date, shares of American States Water Company initiated trading on the New York Stock Exchange under the symbol "AWR".

As part of this restructuring, Southern California Water Company became a wholly-owned subsidiary and a new subsidiary, American States Utility Services, Inc. was formed to engage in selective non-regulated operations. We believe the Company is organizationally, operationally and financially poised to meet future challenges in the water utility industry.

FINANCIAL RESULTS

We are pleased to report that for the year ended December 31, 1998, total earnings available for common shareholders were $14.5 million, or $1.62 per common share, as compared to total earnings recorded last year of $14.0 million, or $1.56 per common share.

The abnormally wet winter weather experienced during the first half of 1998 significantly impacted water sales volumes at the Company's SCW subsidiary and, accordingly, revenues from water and electric operations were $148.1 million, down by 3.7% from the $153.8 million recorded in 1997. However, offsetting this decline in revenues, total operating expenses for 1998 decreased by 5.6% to $123.0 million, primarily reflecting reduced supply costs due to the increase in total water supplied from Company-owned pumped sources.

The Company's stock market performance continued to reward management's efforts. Based on performance measures set forth by the Securities and Exchange Commission, a $10,000 investment in the common shares of American States Water Company on December 31, 1993, assuming all dividends were reinvested in additional common shares, would have increased in value to approximately $16,800, a 68% increase in five years.(1)

REGULATORY  MATTERS

The Company's subsidiary, SCW received an order from the CPUC increasing rates covering approximately 65% of its water customers. The new rates were effective January 1, 1999 and are based on a 10% return on common equity. In February 1999, SCW filed for rate increases in four additional water customer service areas. When approved, new rates will likely be effective on January 1, 2000.

(1) Past performance is no guarantee of future results. Share values and returns fluctuate and gain or loss may occur when shares are sold.

1936:
First Public Offering of Southern California Water Company

1939-1947:
 The War Years, Southern California Water Company prepares for any eventuality by partnering with various utilities for mutual aid in the event of enemy attack

1960:
State Water Project authorized by voters, project bringing a second source of imported water supply to Southern California

WATER QUALITY AND WATER SUPPLY ISSUES

The Company's SCW subsidiary made its compliance filing with the CPUC, pursuant to its Order Instituting Investigation into water quality. A final order in that proceeding is anticipated during 1999. The CPUC maintains that it has primary jurisdiction over water quality matters of the utilities it regulates and has notified the courts of same in the lawsuits faced by the Company.

The California Department of Water Resources (DWR) recently released a report detailing the explosive growth in population anticipated for California and the state's current ability to meet water needs. DWR's plans for meeting these needs include a combination of reduced water usage and the development of additional water supplies. SCW currently meets the water needs of its customers through its own wells and through purchased water. The increased availability of water supplies coupled with enhanced conservation measures will play an important role in the Company's future.

IN CLOSING

At the start of this letter, we discussed the formation of American States Water Company and as you read this Annual Report you will note significant milestones in the 70 year history of your Company. However, one thing has not changed over the years - dedication to meeting our mission of providing safe and reliable water and electric service to our customers and providing growth and return on the investment made by our shareholders. American States Water Company is positioned as a leader for the future, founded on the heritage of the past.


                                       Sincerely,

                                       /s/  Floyd E. Wicks
                                       Floyd E. Wicks
                                       President and Chief Executive Officer

                                       /s/W.V. Caveney
                                       William V. Caveney
                                       Chairman of the Board

                                  [PHOTO P. 5]

"with total assets in excess of $484,000,000, AWR operates the second largest private water utility in the state of California."


                                  [TABLE P. 6]

                                  [GRAPH P. 7]

STRENGTH

Effective July 1, 1998, American States Water Company (AWR) became the parent company of Southern California Water Company (SCW). The American States name is an integral part of the strength and history of your Company. In 1929, American States Water Services Company of California commenced operations with the acquisition of 34 water systems, an electric utility and a telephone service provider at an original cost of $5.7 million. In 1936 the name was changed to Southern California Water Company. AWR today, with total assets in excess of $484 million, operates the second largest private water utility in the state of California, providing water service to over one million people, or 1 out of every 30 Californians.

AWR's historical and continuing objective to improve shareholder value is indicative of its strength. Since 1953, AWR has paid shareholders annual increases in dividends. The Company continues to implement strategies and pursue opportunities to grow earnings and dividends through rate base additions, acquisitions and the provision of services through leases and/or contracts. Because of this, AWR offers long-term, income oriented investors an attractive total return potential.

With a credit rating of "A/A2" from Standard & Poor's and Moody's Investor Services, respectively, AWR is prepared to move into the future by investing in the needs of both the regulated and non-regulated water industry. SCW also continues to maintain its healthy "A+/A2" ratings from Standard & Poor's and Moody's Investor Services, respectively, which provides the financial strength necessary to meet operating and capital expenses.

On August 3, 1998, the Board of Directors adopted a Shareholder Rights Plan. The Plan was designed to address the issue of unilateral actions by hostile acquirers, who would attempt to deprive the Board and shareholders of the ability to determine the company's destiny and receive fair value.

AWR continues to aggressively pursue growth opportunities related to the acquisition and/or operation of municipally-owned water and wastewater systems. A new subsidiary, American States Utility Services, Inc., offers the financial strength and technically trained personnel necessary to secure and provide maintenance and operations under lease, purchase, or specific service contracts.

1994:
SCW organized into regions; Northridge earthquake (6.8 on the Richter Scale); City of Simi Valley and the CPUC recognize SCW for restoring service to 90% of its affected customers within 18 hours

GROWTH

1998 was an eventful year for AWR, with new contracts secured with the Cities of Tustin, Bell Gardens, Goleta and Calipatria for various types of utility services. On the regulated side, rates in three of SCW's districts were increased in January 1998 with rates increased in six other districts in January 1999. Working towards stability of rates for customers, SCW filed an application to combine tariff schedules among several of its districts into rates applicable on a regional basis. Long-term rate stability is crucial to each district as costs of operation and infrastructure replacement continue to increase. During 1998, the CPUC approved the Direct Access Implementation Plan of SCW's Bear Valley Electric service area and also excluded any requirement to freeze rates or reduce rates.

One of SCW's many strengths lies in its customer service. In addition to the improved on-line access to the Customer Service Center, further strides were made for Bear Valley electric customers when ATM, credit card and bank by phone payment options were introduced in 1998.

One of the most challenging areas of providing water service continues to be quality assurance. In 1998, SCW completed a comprehensive review of 25 years of water quality records in its response to the CPUC-initiated Order Instituting Investigation (OII) to determine if existing standards and policies regarding drinking water quality adequately protect the public health and if those standards and policies are being uniformly complied with by water utilities. The OII notes the constitutional and statutory jurisdiction of the CPUC and the Department of Health Services (DOHS) to establish and enforce adherence to water quality standards for water delivered by utilities to their customers.

Continuing the Company's efforts in staff development, AWR's corporate university achieved certification by the International Association for Continuing Education and Training in 1998. The Employee Development University is a unique training opportunity for employees and continues to deliver value to its students and ultimately the Company.

                                 [5 PHOTOS P. 9]

commitment
purity
dependable
community
confidence

                                  [GRAPH P. 10]

1996:
Employee
Development University
established

1998:
Creation of
American States Water
Company and American States Utility
Services Company

1999:
First Annual
Meeting of Shareholders of
American States Water Company

STRATEGY

The water utility industry has historically attracted individual investors, rather than institutional owners or sell-side analysts who follow companies and make recommendations to investors on selected companies. This trend is changing as the general turmoil within the regulated utility industry has left water utilities uniquely possessing many of the characteristics which originally attracted portfolio managers and analysts to the regulated industries: relative safety of principal and income generation through dividends. Even within the water utility industry, however, a number of events are changing the landscape. Increased regulatory oversight, water quality and supply concerns, mergers and acquisitions, and financial pressures are interacting to change the manner in which water service is priced and provided.

AWR is well positioned to face these challenges and turn them into opportunities. With good management, a proven earnings record, appropriate valuation and growth potential, AWR ranks high on the key investment criteria used by analysts and portfolio managers to evaluate a company. As one of the largest investor-owned, publicly-traded companies in the U.S. water industry, AWR is financially and technically positioned to meet the significant and ongoing regulatory demands for high quality water service. Through the resources and management of its subsidiaries, AWR can further capitalize on growth opportunities in both the public/private market and the acquisition of other water utility companies.

Management is committed to focus on AWR's four long-term growth strategies: provide safe, reliable water and electric service to customers; earn the return on equity authorized by the CPUC; increase earnings through selected non-regulated, water related activities; acquire utility assets through purchase or merger. Management believes that equal emphasis on all four strategies will best serve the long-term interests of shareholders.

                                  [GRAPH P. 11]

progress o partnering
opportunity

                                  [GRAPH P. 11]

We all honor Bill for
his many years of service
and wish him a very
fulfilled future.

WILLIAM V. CAVENEY - A TRIBUTE

The 1999 Annual Meeting of Shareholders marks an end to a long and distinguished career of a vital force in the Company's 69 year history. When William V. Caveney, Chairman of the Board, retires on April 27, 1999, a 30 year chapter of dedication to the shareholders and employees of the Company draws to a close. His career will be remembered as one of conservative and loyal leadership by a modest and friendly man.

Bill Caveney joined Southern California Water Company in 1968 as manager of the Rate and Valuation Department. His prior 15 years of experience with the staff of the California Public Utilities Commission regulating energy, communications and water utilities assisted him well in leading the department.

Twelve years later his stewardship heightened when, in 1980, he was elected President of Southern California Water Company. This occurred at a time when the water industry was touting the benefits of the Peripheral Canal and the future of importing water to Southern California seemed uncertain. Regardless of the politics or uncertainties, this Company, under Bill's leadership, was poised for a significant period of growth in new water and electric services. Two years later Bill was elected to the position of Chief Executive Officer and, in 1990, was also elected Chairman of the Board.

Bill's unwavering dedication to the success of your Company has been etched in many ways. His guidance, counsel, evenhanded management and, humor will be missed. We all honor Bill for his many years of contributions and wish him a very fulfilled future.

                                  [PHOTO P. 12]

MANAGEMENT"S DISCUSSION AND ANALYSIS

In April 1998, shareholders of Southern California Water Company (SCW) voted to approve formation of a holding company. The formation process was completed on July 1, 1998 at which time American States Water Company (AWR) became the parent company. As a result, SCW became one of AWR's two operating subsidiaries. SCW will continue as a public utility engaged principally in the purchase, distribution and sale of water and also the distributor of electricity in several mountain communities. SCW is regulated by the California Public Utilities Commission (CPUC) as to its water and electric business including properties, rates, services, facilities and other matters. The other subsidiary, American States Utility Services, Inc. (ASUS) is a new company which will perform non-regulated, water related services and operations. AWR and ASUS are not regulated by the CPUC. Unless specifically noted, the following discussion and analysis provides information on AWR's (the Company) consolidated operations and assets.

FORWARD-LOOKING INFORMATION

Certain matters discussed in this report (including the documents incorporated herein by reference) are forward-looking statements intended to qualify for the "safe harbor" from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statement will include words such as the Company "believes," "anticipates," "expects" or words of similar import. Similarly, statements that describe the Company's future plans, objectives, estimates or goals are also forward-looking statements. Such statements address future events and conditions concerning capital expenditures, earnings, litigation, rates, water quality and other regulatory matters, adequacy of water supplies, liquidity and capital resources, opportunities related to operations of municipally-owned water systems and accounting matters. Actual results in each case could differ materially from those currently anticipated in such statements, by reason of factors such as utility restructuring, including ongoing local, state and federal activities; future economic conditions, including changes in customer demand; future climatic conditions; legislative, regulatory and other circumstances affecting anticipated revenues and costs; and abilities of other companies to remain or become year 2000 ready.

RESULTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 1998 AND 1997

Basic earnings per common share in 1998 increased by 3.8 % to $1.62 per share as compared to $1.56 per share for the comparable period last year. Although wet weather significantly impacted revenues in 1998, lower supply costs and modest increases in other operating expenses partially offset the decline in revenues.

Water operating revenues decreased by 4.3% in 1998 to $134.9 million from the $141.0 million reported in 1997. Water sales volumes in 1998 were 9.9% lower than last year due to extremely wet weather during the first half of the year. The decrease in sales was partially offset by rate increases effective during 1998.

Electric operating revenues of $13.2 million were 3.4% higher in 1998 as compared to last year due to the impact of a general rate increase effective January 1998 as well as a 2.0% increase in kilowatt-hour sales.

Purchased water costs decreased in 1998 to $30.8 million as compared to $38.3 million in 1997 due to a 20.8% decrease in volumes purchased and refunds received from the Company's wholesale water supplier during 1998 of approximately $1.4 million. Refunds of $20.0 million were received in 1997.

Costs of power purchased for pumping decreased by 7.2% to $7.0 million in 1998 chiefly as the result of the reduced energy costs from the Company's suppliers.

Costs of power purchased for resale in 1998 decreased by 3.4% to $5.0 million from the $5.2 million recorded in 1997 due to reduced costs from the Company's energy providers which partially offset the effects of increased kilowatt-hour sales volumes recorded during the year.

Groundwater production assessments increased 10.5% to $7.6 million in 1998 from $6.8 million in 1997 due to the increased amounts of pumped water in the Company's resource mix as well as additional assessments associated with increased pumping in the Company's Metropolitan and Orange County customer service areas.

A positive entry for the provision for supply cost balancing accounts reflects recovery of previously under-collected supply costs. Conversely, a negative entry for the provision for supply cost balancing accounts reflects an under-collection of previously incurred supply costs. In 1998, recovery of previously under-collected supply costs was lower in 1998 than 1997 due to the expiration in

January 1998 of a surcharge designed to recover those costs. It is anticipated that the new rates, effective January 1999, will increase collection of these under-collected costs. The balancing account mechanism insulates earnings from changes in the unit cost of supply costs which are outside of the immediate control of the Company. However, the balancing account is not designed to insulate earnings against changes in supply mix, as occurred during the first eight months of 1997.

Other operating expenses increased by 10.6% from the $13.1 million recorded in 1997 due to employee time charged to this category. Reversals in 1997 of costs associated with recovery of water quality expenditures through the CPUC's memorandum account mechanism also contributed to the increase. There were no such reversals of equal magnitude in 1998.

Administrative and general expenses decreased slightly by 0.7% to $22.0 million in 1998 from the $22.1 million recorded in 1997. The decrease is due to stability in costs associated with health insurance, post-retirement medical benefits, pension and 401(k) plan costs and to a reduction of time charge by employees to this category.

In 1998, maintenance expense remained at approximately the $7.3 million level recorded in 1997 due principally to the wet weather conditions during the first part of the year that hampered planned maintenance activity.

Depreciation expense in 1998 increased by 14.5% to $12.5 million reflecting the effects of recording approximately $38 million in net plant additions during 1997, depreciation on which began in 1998. In addition, amortization of start-up and organizational costs associated with the formation of AWR is reflected in 1998 and there were no similar amortization costs in 1997.

Taxes on income increased by approximately 3.1% to $10.1 million in 1998 as compared to the $9.8 million last year due to a 5.7% increase in operating income partially offset by a lower effective tax rate.

Property and other taxes decreased by 2.5% in 1998 to $6.1 million due primarily to reduced franchise tax payments directly attributable to reduced revenues.

Other income increased by 1.5% in 1998 due principally to the flow-through of tax benefits related to refinancing of long-term debt which was partially offset by an increase in reserves against costs associated with the Company's non-regulated joint venture.

Interest expense increased by 10.3% to $11.2 million primarily due to increased short-term bank borrowing and the issuance of $15 million in long-term debt in March 1998.

YEARS ENDED DECEMBER 31, 1997 AND 1996

Basic earnings per common share in 1997 decreased by 7.7% to $1.56 per share as compared to $1.69 per share for the comparable period last year, directly attributable to significantly increased supply costs during the first eight months of 1997.

Water operating revenues increased by 0.7% in 1997 to $141.0 million from the $140.0 million reported in 1996. Although water sales volumes were 2.7% higher in 1997, in 1996 SCW began recovery of previously incurred supply costs, in accordance with rules of the CPUC. In 1997, recovery of these costs was completed in several customer service areas and rates were accordingly reduced, partially offsetting rate increases effective during 1997 in other customer service areas.

Electric operating revenues of $12.8 million were 10.7% higher in 1997 as compared to last year due to the impact of a general rate increase effective January 1997 as well as a 3.6% increase in kilowatt-hour sales.

Purchased water costs remained relatively the same at $38.3 million in 1997 as compared to $38.4 million in 1996, despite a 6.4% increase in volumes purchased, due to refunds received from SCW's wholesale water supplier during 1997 of approximately $2.0 million, which reduced recorded purchased water costs. There were no such refunds received during 1996.

Costs of power purchased for pumping decreased by 2.0% to $7.6 million in 1997, chiefly as the result of the reduced amounts of water produced from pumped sources in SCW's resource mix. During 1997, SCW had several wells out of service due to water quality issues which significantly affected its ability to fully utilize its groundwater resources.

Costs of power purchased for resale in 1997 decreased by 10.9% to $5.2 million from the $5.8 million recorded in 1996 due to reduced costs from SCW's energy provider which partially offset the effects of increased kilowatt-hour sales volumes recorded during the year.

Groundwater production assessments increased 15.2% to $6.8 million in 1997 from $5.9 million in 1996 due to additional assessments associated with increased pumping in SCW's San Gabriel Valley and San Dimas customer service areas.

A positive entry for the provision for supply cost balancing accounts reflects recovery of previously under-collected supply costs. Conversely, a negative entry for the provision for supply cost balancing accounts reflects an under-collection of previously incurred supply costs. The positive entry for 1997 is a result of approval by the CPUC of rate increases sufficient to recover previously under-collected purchased supply costs, as well as refunds received during 1997 from wholesale suppliers. The balancing account mechanism insulates earnings from changes in the unit costs of supply costs which are outside of the immediate control of SCW. However, the balancing account is not designed to insulate earnings against changes in supply mix, as occurred during the first eight months of 1997.

Administrative and general expenses increased by 7.7% to $22.1 million in 1997 from the $20.5 million recorded in 1996. This increase reflects higher labor costs. In addition, during 1997 SCW incurred costs for consulting on water quality litigation for which there was no corresponding amount in 1996.

In 1997, maintenance expense decreased by 5.7% to $7.3 million from $7.7 million recorded in 1996 due principally to increased emphasis being placed on SCW's meter replacement and capital improvement program which partially offset increased maintenance on SCW's water supply sources.

Depreciation expense in 1997 increased by 8.4% to $11.0 million reflecting the effects of recording approximately $31.0 million in net plant additions during 1996, depreciation on which began in 1997.

Taxes on income decreased by approximately 4.4% to $9.8 million in 1997 as compared to the $10.3 million in 1996 as a result of lower pre-tax income. Other taxes increased by 3.0% in 1997 to $6.3 million due primarily to increased property taxes resulting from higher valuation assessments in 1997.

Other income increased by 42.7% in 1997 due principally to an increase in billings to the City of Folsom for the lease of a portion of SCW's water rights in the American River.

Interest expense decreased by 3.3% to $10.2 million primarily due to reduced short-term bank borrowing and the lower borrowing rates experienced during 1997.

LIQUIDITY AND CAPITAL RESOURCES

AWR funds its operating expenses, dividends on its outstanding Common and Preferred Shares and makes its mandatory sinking fund payments principally through dividends from SCW. AWR has filed a Registration Statement with the Securities and Exchange Commission (SEC) for issuance, from time to time, of up to $60 million in Common Shares, Preferred Shares and/or debt securities. The proceeds will be used primarily for investment in its subsidiaries.

SCW funds the majority of its operating expenses, interest payments on its debt and dividends on its outstanding Common Shares through internal sources. SCW continues to rely on external sources, including short-term bank borrowing, contributions-in-aid-of-construction, advances for construction and install-and-convey advances, to fund the majority of its construction expenditures.

Because of the seasonal nature of its water and electric operations, SCW utilizes its short-term borrowing capacity to finance current operating expenses. The aggregate short-term borrowing capacity available to SCW under its three bank lines of credit was $47 million as of December 31, 1998 of which a total of $38 million was outstanding. SCW routinely employs short-term bank borrowing as an interim financing source prior to executing either a long-term debt or equity issue. SCW issued long-term debt totaling $15.0 million in March 1998. The funds were used initially to repay short-term bank borrowings, after which construction expenditures were funded.

SCW has filed a Registration Statement with the SEC for issuance, from time to time, of up to $60 million in long-term debt with the net proceeds being used to repay short-term bank borrowings and fund construction needs. In January 1999, SCW issued $40 million of long-term debt pursuant to this Registration Statement, all of which was used to reduce bank borrowing.

The Company has no derivative financial instruments, financial instruments with significant off-balance sheet risks or financial instruments with concentrations of credit risk.

CONSTRUCTION PROGRAM

SCW's construction program is designed to ensure its customers high quality service. A program for water pipeline replacement is on-going throughout the 22 customer service areas, based on priority of leaks detected, fire protection enhancements and reflection of the underlying replacement schedule. In addition, general upgrades in SCW's water supply facilities are anticipated to be on-going. SCW's Board of Directors has approved anticipated net capital expenditures of $42.1 million in 1999. Neither AWR nor ASUS have material capital requirements.

REGULATORY MATTERS

SCW is subject to regulation by the CPUC, which has broad powers with respect to service and facilities, rates, classifications of accounts, valuation of properties, the purchase, disposition and mortgaging of properties necessary or useful in rendering public utility service, the issuance of securities, the granting of certificates of convenience and necessity as to the extension of services and facilities and various other matters. AWR and ASUS are not regulated by the CPUC.

The 22 customer service areas of SCW are grouped into 16 water districts and one electric district for ratemaking purposes. Water rates vary among the 16 ratemaking districts due to differences in operating conditions and costs. SCW monitors operations on a regional basis in each of these districts so that applications for rate changes may be filed, when warranted. Under the CPUC's practices, rates may be increased by three methods: general rate case increases (GRC's), offsets for certain expense increases and advice letter filings related to certain plant additions. GRC's are typically for three-year periods, which include step increases for the second and third year. Rates are based on forecasted expenses and capital costs. GRC's have a typical regulatory lag of one year. Offset rate increases typically have a two to four month regulatory lag.

New water rates were implemented in three of SCW's customer service areas in January 1, 1998 to recover costs associated with capital projects in those areas. Step increases in rates were effective in April 1998 in Barstow and in May 1998 in Santa Maria. Increased rates for six additional water ratemaking districts and recovery of costs associated with SCW's general office functions were effective January 1, 1999.

Applications to increase water rates were filed for four water ratemaking districts in February 1999. The new rates, if authorized in total or in part by the CPUC, would be effective January 1, 2000.

SCW has filed an application with the CPUC to combine tariff schedules into regional rates over a six year phase-in plan for the customer service areas that make up SCW's Region III. A final decision from the CPUC is anticipated by the fourth quarter of 1999.

Hearings were held before the CPUC in November 1998 on SCW's filing seeking recovery through rates of $1.8 million in costs associated with its participation in the coastal aqueduct extension of the State Water Project. SCW is continuing to pursue alternative forms of recovery of its investment in the Project, which will require CPUC approval. A final order from the CPUC is anticipated in 1999. See Note 8 to the Notes to Financial Statements.

In March 1998, the CPUC issued an Order Instituting Investigation (OII) to regulated water utilities in the state of California, including SCW. The purpose of the OII is to determine whether existing standards and policies regarding drinking water quality adequately protect the public health and whether those standards and policies are being uniformly complied with by those water utilities. The OII delineates the constitutional and statutory jurisdiction of the CPUC and the DOHS in establishing and enforcing adherence to water quality standards. The CPUC's jurisdiction provides for the establishment of rates which permit water utilities to furnish safe water meeting the established water quality standards at prices which are both affordable and allow the utility to earn a reasonable return on its investment. SCW has provided its response to a series of questions dealing with the adequacy of current drinking water standards, compliance by water utilities with such standards, appropriate remedies for failure to comply with safe drinking water standards and whether increased enforcement and additional drinking water standards are necessary. SCW anticipates a final decision by the CPUC on this matter in 1999. See Note 8 to the Notes to Financial Statements. See Note 8 to the Notes to Financial Statements.

ENVIRONMENTAL MATTERS

The 1996 amendments to the Safe Drinking Water Act (SDWA) revised the 1986 amendments to the SDWA with a new process for selecting and regulating contaminants. The Environmental Protection Agency (EPA) can only regulate contaminants that may have adverse health effects, are known or likely to occur at levels of public health concern, and if regulated the regulation would provide "a meaningful opportunity for health risk reduction." The EPA has published a list of contaminants for possible regulation and must update that list every five years. In addition, every five years, the EPA must select at least five contaminants on that list and determine whether to regulate them. The new law allows the EPA to bypass the selection process and adopt interim regulations for contaminants in order to address urgent health threats. Current regulations, however, remain in place and are not subject to the new standard-setting provisions. The California Department of Health Services, acting on behalf of the EPA, administers the EPA's program in California.

The 1996 SDWA amendments allow the EPA, for the first time, to base primary drinking water regulations on risk assessment and cost/benefit considerations and on minimizing overall risk. The EPA must base regulations on the best available, peer-reviewed science and data from best available methods. For proposed regulations that involve the setting of maximum contaminant levels (MCL's), the EPA must use, and seek public comment on, an analysis of quantifiable and non-quantifiable risk-reduction benefits and cost for each such MCL.

SCW currently tests its wells and water systems for more than 90 contaminants, currently covering all contaminants listed in the SDWA, except for those from which SCW has received an exemption. Water from wells found to contain levels of contaminants above or near the established MCL's is treated before it is delivered to customers.

Since the SDWA became effective, SCW has experienced increased operating costs for testing to determine the levels, if any, of the constituents in SCW's sources of supply and additional expense to lower the level of any such contaminants in order to meet the MCL standards. Such costs and the costs of controlling any other contaminants may cause SCW to experience additional capital costs as well as increased operating costs. The ratemaking process provides SCW with the opportunity to recover prudently incurred capital and operating costs associated with water quality.

There have been no environmental matters that have materially affected or are currently materially affecting the Company's Bear Valley Electric customer service area. The construction of a proposed 115kv line to serve the Bear Valley Electric customer service area is subject to an Environmental Impact Statement
(EIS). Delays in approval of the EIS could impact SCW's ability to meet electric load growth in the future until the project is completed.

WATER SUPPLY

During 1998, the Company supplied a total of 179,927 acre feet of water. Of this amount, approximately 61% came from pumped sources and 39% was purchased from others, principally the Metropolitan Water District of Southern California
(MWD). The remaining amount was supplied by the Bureau of Reclamation (the "Bureau") under a no-cost contract. During 1997, the Company produced 199,146 acre feet of water, 54% of which came from pumped sources, 45% was purchased and the remainder was supplied by the Bureau.

The MWD is a water district organized under the laws of the State of California for the purpose of delivering imported water to areas within its jurisdiction. The Company has 52 connections for the water distribution facilities of MWD and other municipal water agencies. MWD imports water from two principal sources: the Colorado River and the State Water Project (SWP). Available water supplies from the Colorado River and the SWP have historically been sufficient to meet most of MWD's requirements and MWD's supplies from these sources are anticipated to remain adequate through 1999. However, MWD has taken a number of steps to secure additional storage capacity and increase available water supplies, including effecting transfers of water rights from other sources.

The 1997-1998 water year, which ended September 1998, was labeled a "wet one" by the California Department of Water Resources. The outlook for water supply in 1999 remains favorable. In those customer services areas of SCW which pump groundwater, overall groundwater conditions remain at adequate levels. However, certain of SCW's groundwater supplies have been affected to varying degrees by various forms of contamination which, in some cases, has caused increased reliance on purchased water in its resource mix.

WATER-RELATED OPPORTUNITIES

SCW anticipates terminating its Golden State Water Company joint venture in 1999. In its place, American States Utility Services Inc. was formed to pursue opportunities such as long-term leases, and operation and maintenance contracts of government or municipally owned water and wastewater systems.

YEAR 2000 READINESS

The Company has been actively assessing its Year 2000 (Y2K) readiness since early 1997 and has inventoried its significant computer hardware and software programs. All major upgrades to these systems have been completed and were operational at year-end 1998. In addition to work being done on internal systems, the Company has sought compliance certification from external vendors and service providers. The Company has initiated due diligence with those external vendors upon which the Company is significantly dependent, such as energy and telecommunication companies and wholesale water suppliers. In the event that such suppliers might be adversely affected by Y2K, the Company has prepared a contingency plan, which is anticipated to be completed by the second quarter of 1999. See Note 13 of the Notes to Financial Statements for more information.

To date, there have been no significant costs associated with Y2K readiness that have not been approved by the CPUC for recovery through rates. The Company believes that future costs associated with Y2K, which are prudently incurred, will be allowed for recovery through rates.

ACCOUNTING STANDARDS

In February 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for the reporting and displaying of comprehensive income and its components, such as minimum pension liability, in a full set of general-purpose financial statements. Adoption of this statement, effective for fiscal years beginning after December 15, 1997, did not have a significant impact on the Company's financial statements.

In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes standards for the method of reporting information about operating segments in annual financial statements and in interim reports issued to shareholders. Adoption of this statement, effective for fiscal years beginning after December 15, 1997, did not have a significant impact on disclosure of segment related information.

In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which amends SFAS No. 87 and SFAS No. 109 and revises employers' disclosure concerning pension and other postretirement benefits plans. Adoption of this statement, effective for fiscal years beginning after December 15, 1997, did not have a significant impact the Company's financial statements.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes a new model for accounting for derivative and hedging activities, and supersedes and amends a number of existing standards. Adoption of this statement, effective for fiscal years beginning after June 15, 1999, will not have a significant impact on financial position or results of operation.

Balance Sheets

                                                               For the years ended December 31,
(dollars in thousands)                                              1998            1997
                                                                  ---------       ---------
Assets
Utility Plant, at cost
Water                                                             $ 482,989       $ 446,605
Electric                                                             35,171          34,137
                                                                  ---------       ---------
                                                                    518,160         480,742
     Less - Accumulated depreciation                               (138,423)       (125,020)
                                                                  ---------       ---------
                                                                    379,737         355,722
     Construction work in progress                                   35,016          27,901
                                                                  ---------       ---------
     Net utility plant                                              414,753         383,623
                                                                  ---------       ---------

Other Property and Investments                                        1,077           1,355
                                                                  ---------       ---------

Current Assets
Cash and cash equivalents                                               620           4,186
Accounts receivable-Customers, less reserves of $403 in 1998;
$466 in 1997                                                          7,626           8,544
Other                                                                 5,301           3,614
Unbilled revenue                                                      9,303           9,106
Materials and supplies, at average cost                                 994           1,299
Supply cost balancing accounts                                        4,300           4,286
Prepayments                                                           5,988           7,676
Accumulated deferred income taxes - net                               5,156           5,783
                                                                  ---------       ---------
     Total current assets                                            39,288          44,494
                                                                  ---------       ---------

Deferred Charges
Regulatory tax-related assets                                        21,506          22,337
Other                                                                 8,047           5,265
                                                                  ---------       ---------
Total deferred charges                                               29,553          27,602
                                                                  ---------       ---------
     Total Assets                                                 $ 484,671       $ 457,074
                                                                  =========       =========

Capitalization and Liabilities
Capitalization
Common shareholders' equity                                       $ 154,299       $ 151,053
Preferred shares                                                      1,600           1,600
Preferred shares - mandatory redemption                                 400             440
Long-term debt                                                      120,809         115,286
                                                                  ---------       ---------
     Total capitalization                                           277,108         268,379
                                                                  ---------       ---------

Current Liabilities
Notes payable to banks                                               38,000          26,000
Long-term debt and preferred shares - current                           260             231
Accounts payable                                                     10,218          11,770
Taxes payable                                                         5,900           9,115
Accrued interest                                                      1,405           1,868
Other                                                                 7,985           7,196
                                                                  ---------       ---------
     Total current liabilities                                       63,768          56,180
                                                                  ---------       ---------

Other Credits
Advances for construction                                            54,743          55,574
Contributions in aid of construction                                 36,530          28,467
Accumulated deferred income taxes - net                              46,902          42,984
Unamortized investment tax credits                                    3,155           3,246
Regulatory tax-related liability                                      1,906           1,950
Other                                                                   559             294
                                                                  ---------       ---------
     Total other credits                                            143,795         132,515
                                                                  ---------       ---------
        Total Capitalization and Liabilities                      $ 484,671       $ 457,074
                                                                  =========       =========


The accompanying notes are an integral part of these financial statements

Statements Of Capitalization

                                                             For the years ended December 31,
(dollars in thousands)                                             1998           1997
                                                                ---------       ---------
Common Shareholders' Equity:
     Common shares, $2.50 stated value--
        Authorized 30,000,000 shares
        Outstanding 8,957,671 in 1998 and 1997                  $  22,394       $  22,394
     Additional paid-in capital                                    74,937          74,937
     Earnings reinvested in the business                           56,968          53,722
                                                                ---------       ---------
                                                                  154,299         151,053
                                                                ---------       ---------

Preferred Shares: $25 par value
     Authorized 64,000 shares
     Outstanding 32,000 shares, 4% Series                             800             800
     Outstanding 32,000 shares, 4  1/4 % Series                       800             800
                                                                ---------       ---------
                                                                    1,600           1,600
                                                                ---------       ---------

Preferred Shares Subject to Mandatory Redemption
Requirements: $25 par value
     Authorized and outstanding 17,600 shares in 1998 and             440             480
     19,200 shares in 1997, 5% Series
     Less: Preferred shares to be redeemed within one year            (40)            (40)
                                                                ---------       ---------
                                                                      400             440
                                                                ---------       ---------

Long-Term Debt
     5.82% notes due 2003                                          12,500          12,500
     10.10% notes due 2009                                             --          10,000
     6.64% notes due 2013                                           1,100           1,100
     6.80% notes due 2013                                           2,000           2,000
     8.50% fixed rate obligation due 2013                           1,882           1,947
     Variable rate obligation due 2014                              6,000           6,000
     Variable rate obligation due 2018                                630              --
     6.87% notes due 2023                                           5,000           5,000
     7.00% notes due 2023                                          10,000          10,000
     7.55% notes due 2025                                           8,000           8,000
     7.65% notes due 2025                                          22,000          22,000
     5.50% notes due 2026                                           8,000           8,000
     6.81% notes due 2028                                          15,000              --
     9.56% notes due 2031                                          28,000          28,000
     Other                                                            917             930
                                                                ---------       ---------
                                                                  121,029         115,477
Less: Current maturities                                             (220)           (191)
                                                                ---------       ---------
                                                                  120,809         115,286
                                                                =========       =========
        Total Capitalization                                    $ 277,108       $ 268,379
                                                                =========       =========



The accompanying notes are an integral part of these financial statements

Statements Of Income

(dollars in thousands, except per share amounts)              For the years ended December 31,
                                                            1998            1997             1996
                                                          ---------       ---------       ---------
Operating Revenues
     Water                                                $ 134,859       $ 140,988       $ 139,997
     Electric                                                13,201          12,767          11,532
                                                          ---------       ---------       ---------
        Total operating revenues                            148,060         153,755         151,529
                                                          ---------       ---------       ---------

Operating Expenses
     Water purchased                                         30,833          38,318          38,355
     Power purchased for resale                               5,013           5,188           5,825
     Power purchased for pumping                              7,009           7,554           7,711
     Groundwater production assessment                        7,567           6,847           5,946
     Supply cost balancing accounts                              28           2,813           2,064
     Other operating expenses                                14,459          13,074          13,421
     Administrative and general expenses                     21,987          22,138          20,549
     Depreciation                                            12,538          10,952          10,102
     Maintenance                                              7,311           7,301           7,745
     Taxes on income                                         10,130           9,830          10,283
     Property and other taxes                                 6,124           6,282           6,099
                                                          ---------       ---------       ---------
        Total operating expenses                            122,999         130,297         128,100
                                                          ---------       ---------       ---------
Operating Income                                             25,061          23,458          23,429
                                                          ---------       ---------       ---------

Other Income
     Total other income - net                                   769             758             531
                                                          ---------       ---------       ---------
     Income before interest charges                          25,830          24,216          23,960
                                                          ---------       ---------       ---------

Interest Charges
     Interest on long-term debt                               9,612           8,821           8,551
     Other interest and amortization of debt expense          1,595           1,336           1,949
                                                          ---------       ---------       ---------
        Total interest charges                               11,207          10,157          10,500
                                                          ---------       ---------       ---------

Net Income                                                   14,623          14,059          13,460
     Dividends on Preferred Shares                              (90)            (92)            (94)

Earnings Available For Common Shareholders                $  14,533       $  13,967       $  13,366

Basic Earnings Per Common Share                           $    1.62       $    1.56       $    1.69

Weighted Average Number of Common Shares Outstanding          8,958           8,957           7,891



The accompanying notes are an integral part of these financial statements

Statements Of Changes In Common Shareholders' Equity


                                                                                       Earnings
(dollars in thousands)                                   Common Shares    Additional  Reinvested
                                                     Number of              Paid-in    in the
                                                       Shares    Amount     Capital    Business
                                                      -------    -------    -------    -------
Balances at December 31, 1995                           7,845    $19,613    $54,753    $47,210
Add:
     Net Income                                                                         13,460
     Issuance of Common Shares
        for public offering                             1,000      2,500     18,090
        under Dividend Reinvestment and 401(k)             41        102        802
Plans
Deduct:
     Dividends on Preferred Shares                                                          94
     Dividends on Common Shares - $1.225 per share                                       9,670
                                                      -------    -------    -------    -------

Balances at December 31, 1996                           8,886    $22,215    $73,645    $50,906
Add:
     Net Income                                                                         14,059
     Issuance of Common Shares for public offering         72        179      1,292
Deduct:
     Dividends on Preferred Shares                                                          92
     Dividends on Common Shares - $1.245 per share                                      11,151
                                                      -------    -------    -------    -------

Balances at December 31, 1997                           8,958    $22,394    $74,937    $53,722
Add:
     Net Income                                                                         14,623
Deduct:
     Dividends on Preferred Shares                                                          90
     Dividends on Common Shares - $1.26 per share                                       11,287
                                                      -------    -------    -------    -------

Balances at December 31, 1998                           8,958    $22,394    $74,937    $56,968
                                                      =======    =======    =======    =======

The accompanying notes are an integral part of these financial statements

Statements Of Cash Flows


(dollars in thousands)                                       For the years ended December 31,
                                                              1998         1997        1996
                                                            --------     --------     --------
Cash Flows From Operating Activities:
     Net income                                               14,623     $ 14,059     $ 13,460
     Adjustments for non-cash items:
        Depreciation and amortization                         12,929       11,387       10,389
        Deferred income taxes and investment tax credits       5,241          826          577
        Other - net                                            2,036       (1,426)      (1,660)
     Changes in assets and liabilities:
        Customer receivables                                     918         (673)         368
        Supply cost balancing accounts                           (14)       1,987        1,800
        Accounts payable                                      (1,552)      (1,095)       6,026
        Taxes payable                                         (3,215)       3,338          215
        Other - net                                              438          341          122
                                                            --------     --------     --------
         Net cash provided                                    31,404       28,744       31,297
                                                            --------     --------     --------

Cash Flows from Investing Activities:
     Construction expenditures                               (41,826)     (34,717)     (31,953)
                                                            --------     --------     --------
         Net cash used                                       (41,826)     (34,717)     (31,953)
                                                            --------     --------     --------

Cash Flows from Financing Activities:
     Issuance of Common Shares                                    --        1,472       21,494
     Issuance of long-term debt and lease obligations         15,000        8,000           --
     Receipt of advances for and contributions in aid of       3,381        1,302        2,462
     construction
     Refunds on advances for construction                     (2,651)      (2,957)      (2,088)
     Retirement or repayments of long-term debt and           (9,488)        (198)     (15,447)
     redemption of preferred shares - net
     Net change in notes payable to banks                     12,000       10,000        7,500
     Common and preferred dividends paid                     (11,386)     (11,243)      (9,825)
                                                            --------     --------     --------
         Net cash provided                                     6,856        6,376        4,096
                                                            --------     --------     --------

Net Increase (Decrease) in Cash and Cash Equivalents          (3,566)         403        3,440
Cash and Cash Equivalents, Beginning of Year                   4,186        3,783          343
                                                            --------     --------     --------
Cash and Cash Equivalents, End of Year                           620        4,186     $  3,783
                                                            --------     --------     --------

Taxes and Interest Paid:
     Income taxes paid                                      $  5,430     $  6,338     $ 10,767
     Interest paid                                          $ 11,391        9,451       10,128
                                                            --------     --------     --------

Non-Cash Transactions:
     Property installed by developers and conveyed to
     Company                                                $  1,797     $  2,082     $    957
                                                            ========     ========     ========

NOTES TO FINANCIAL STATEMENTS

In April 1998, shareholders of Southern California Water Company (SCW) voted to approve formation of a holding company. The formation process was completed on July 1, 1998 at which time American States Water Company (AWR) became the parent company. As a result of the holding company formation, SCW became one of AWR's two operating subsidiaries. SCW will continue to be a public utility engaged principally in the purchase, production, distribution and sale of water and also the distributor of electricity in several mountain communities. SCW is regulated by the California Public Utilities Commission (CPUC) as to its water and electric business including properties, rates, services, facilities and other matters. The other subsidiary, American States Utility Services, Inc. (ASUS) is a new company which will perform non-regulated, water related services and operations. The consolidated financial statements include the accounts of SCW which comprise virtually all of AWR's assets and revenues.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the accounts of American States Water Company and its wholly-owned subsidiaries, Southern California Water Company and American States Utility Services, Inc., collectively referred to as the Company. Inter-company transactions and balances have been eliminated.

The accounting records for SCW are maintained in accordance with the Uniform System of Accounts prescribed by the California Public Utilities Commission. The preparation of these financial statements required the use of certain estimates by management in determining the company's assets, liabilities, revenues and expenses.

Property and Depreciation - The Company capitalizes as utility plant the cost of additions and replacements of retirement units. Such cost includes labor, material and certain indirect charges. Depreciation is computed on the straight-line, remaining-life basis. For the years 1998, 1997 and 1996, the aggregate provisions for depreciation approximated 2.79%, 2.77% and 2.71% of beginning of the year depreciable plant, respectively.

Interest - Interest is generally not capitalized for financial reporting purposes as such procedure is usually not followed for rate-making purposes.

Revenues - Revenues include amounts billed to customers and an amount of unbilled revenue representing amounts to be billed for usage from the last meter reading date to the end of the accounting period.

Basic Earnings Per Common Share - Basic Earnings per Common Share are based upon the weighted average number of Common Shares outstanding and net income after deducting preferred dividend requirements. There are no dilutive securities. Accordingly, diluted earnings per share is not calculated.

Supply Cost Balancing Accounts - As permitted by the CPUC, the Company maintains water and electric supply cost balancing accounts to account for under-collections and over-collections of revenues designed to recover such costs. Recoverability of such costs is recorded in income and charged to balancing accounts when such costs are incurred. The balancing accounts are reversed when such costs are recovered through rate adjustments. The Company accrues interest on its supply cost balancing accounts at the rate prevailing for 90-day commercial paper.

Debt Issue Expense and Redemption Premiums - Original debt issue expenses are amortized over the lives of the respective issues. Premiums paid on the early redemption of debt which is reacquired through refunding are deferred and amortized over the life of the debt issued to finance the refunding. The redemption premium on debt reacquired without refunding is amortized over the remaining period the debt would have been outstanding.

Other Credits - Advances for construction represent amounts advanced by developers which are generally refundable at either a rate of 22% of the revenue received from the installations for which funds were advanced or in equal annual installments over a 40-year period. Contributions in aid of construction are similar to advances, but require no refunding and are amortized over the useful lives of the related property.

Cash and Cash Equivalents - For purposes of the Statements of Cash Flows, cash and cash equivalents include short-term cash investments with an original maturity of three months or less.

Financial Instrument Risk - The Company does not carry any financial instruments with off-balance sheet risk nor does its operations result in concentrations of credit risk.

Fair Value of Financial Instruments - The table below estimates the fair value of each represented class of financial instrument. For cash and cash equivalents, accounts receivable and short-term debt, the carrying amount is used. Otherwise, rates available to the Company at December 31, 1998 and 1997 for debt with similar terms and remaining maturities were used to estimate fair value for long-term debt. Changes in the assumptions will produce differing results.

                                          1998                                 1997
                             -------------------------------     -------------------------------
(dollars in thousands)       Carrying amount      Fair value     Carrying amount      Fair value
                             ---------------      ----------     ---------------      ----------
Financial assets:
    Cash                         $    620          $    620          $  4,186          $  4,186
    Accounts receivable            22,230            22,230            21,264            21,264
Financial liabilities:
    Short-term debt                38,000            38,000            26,000            26,000
    Long-term debt                120,809           135,092           115,326           126,930
                                 --------          --------          --------          --------

NOTE 2 - CAPITAL STOCK

All of the series of Preferred Shares outstanding at December 31, 1998 are redeemable at the option of the Company. At December 31, 1998, the redemption price per share for each series of $25 Preferred Shares was $27.00, $26.50 and $25.25 for the 4%, 4 1/4% and 5% Series, respectively. To each of the redemption prices must be added accrued and unpaid dividends to the redemption date.

The $25 Preferred Shares, 5% Series, are subject to mandatory redemption provisions of 1,600 shares per year. The annual aggregate mandatory redemption requirements for this Series for the five years subsequent to December 31, 1998 is $40,000 each year.

In 1996, the Company issued 1,000,000 Common Shares through a secondary public offering. In January 1997, the Company issued 71,500 Common Shares through a secondary public offering. The net proceeds from this sale were used to repay a portion of short-term debt then outstanding.

For the years ended December 31, 1998 and December 31, 1997, all shares issued under the Company's Common Share Purchase and Dividend Reinvestment Plan (DRP) and the 401(k) Plan were purchased on the open market. For the year ended December 31, 1996, the Company issued 20,228 and 20,851 Common Shares, respectively, under the DRP and the 401(k) programs. There are 89,226 and 71,408 Common Shares reserved for issuance under the DRP and the 401(k) Plan, respectively, at December 31, 1998. Shares reserved for the 401(k) Plan are in relation to Company matching contributions and for investment purposes by participants.

As of December 31, 1998 there were no retained earnings restricted as to the payment of cash dividends on Common Shares.

In August 1998, the Board of Directors adopted a Shareholder Rights Plan (Rights
Plan) and authorized a dividend distribution of one right (a Right) to purchase 1/1000th share of Junior Participating Preferred Stock for each outstanding share of Common Stock. The Rights became effective in September 1998 and will expire in September 2008. The Rights Plan is designed to provide shareholders' protection and to maximize shareholder value by encouraging a prospective acquirer to negotiate with the Board.

Each Right represents a right to purchase 1/1000th of Junior Participating Preferred Stock at the price of $120, subject to adjustment (the Purchase Price). Each share of Junior Participating Preferred Stock is entitled to receive a dividend equal to 1000 times any dividend paid on common stock and 100 votes per share in any shareholder election. The Rights become exercisable upon occurrence of a Distribution Date. A Distribution Date event occurs if (i) any person accumulates 15% of the then outstanding Common stock, (ii) any person presents a tender offer which caused the person's ownership level to exceed 15% and the Board determines the tender offer not to be fair to AWR's shareholders, or (iii) the Board determines that a shareholder maintaining a 15% interest in the Common stock could have an adverse impact on AWR or could attempt to pressure AWR to repurchase the holder's shares at a premium.

Until the occurrence of a Distribution Date, each Right trades with the Common Stock and is not separately transferable. When a Distribution Date occurs, AWR would distribute separately Rights Certificates to Common Shareholders and the Rights would subsequently trade separate from the Common Stock and each holder of a Right, other than the acquiring person whose Rights will thereafter be void, will have the right to receive upon exercise at its then current Purchase Price that number of shares of Common Stock having a market value of two times the Purchase Price of the Right. If AWR merges into the acquiring person or enters into any transaction that unfairly favors the acquiring person or disfavors AWR's other shareholders, the Right becomes a right to purchase Common Stock of the acquiring person having market value of two times the Purchase Price.

The Board of Directors may determine that in certain circumstances a proposal which would cause a Distribution Date is in the best interest of AWR's shareholders. Therefore, the Board of Directors may, at its option, redeem the Rights at a redemption price of $0.01 per Right.

NOTE 3 - COMPENSATING BALANCES AND BANK DEBT

At December 31, 1998, SCW maintained $47.0 million in aggregate borrowing capacity with three commercial banks with no compensating balances required. Of this amount, $38.0 million was outstanding at year-end. Loans can be obtained at the option of SCW and bear interest at rates based on floating prime borrowing rates or at money market rates.

Short-term borrowing activities for the last three years were as follows:

                                                         December 31,
                                            -------------------------------------
(dollars in thousands, except percent)       1998           1997           1996
                                            -------        -------        -------
Balance Outstanding at December 31,         $38,000        $26,000        $16,000
Interest Rate at December 31,                  5.86%          6.39%          6.17%
Average Amount Outstanding                   19,309        $15,678        $26,109
Weighted Average Annual Interest Rate          6.78%          6.27%          5.97%
Maximum Amount Outstanding                  $39,000        $32,000        $36,000
                                            -------        -------        -------

NOTE 4 - LONG TERM DEBT

In December 1996, SCW sold $8 million in tax-exempt debt that was issued through the California Pollution Control Financing Authority. The funds were deposited with a trustee and were used during 1997 to finance water main replacements.

In March 1998, SCW sold the remaining $15 million under its Series B Medium Term Note Program and in December 1998, SCW redeemed all of its outstanding 10.10% Notes. In January 1999, $40 million of Series C Medium Term Notes were sold. The funds were used initially to repay short-term bank borrowings and, after that, fund construction expenditures. The Company has no mortgage debt, and leases and other similar financial arrangements are not material.

SCW has posted an Irrevocable Letter of Credit, which expires July 31, 1999, in the amount of $797,979 as security for its self-insured workers' compensation plan. SCW has also provided an Irrevocable Letter of Credit in the amount of $6,296,000 to a trustee with respect to the variable rate obligation issued by the Three Valleys Municipal Water District.

Annual maturities of all long-term debt, including capitalized leases, amount to $220,139, $227,277, $236,167, $230,383 and $199,841 for the 5 years ending
December 31, 1999 through 2003, respectively.

NOTE 5 - TAXES ON INCOME

The Company provides deferred income taxes for temporary differences under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109) for certain transactions which are recognized for income tax purposes in a period different from that in which they are reported in the financial statements. The most significant items are the tax effects of accelerated depreciation, the supply cost balancing accounts and advances for and contributions in aid of construction. SFAS No. 109 also requires that rate-regulated enterprises record deferred income taxes for temporary differences accorded flow-through treatment at the direction of a regulatory commission. The resulting deferred tax assets and liabilities are recorded at the expected cash flow to be reflected in future rates. Since the CPUC has consistently permitted the recovery of pre-viously flowed-through tax effects, SCW has established regulatory liabilities and assets offsetting such deferred tax assets and liabilities.

Deferred investment tax credits are being amortized to other income ratably over the lives of the property giving rise to the credits.

The significant components of deferred tax assets and deferred tax liabilities, as reflected in the balance sheets, and the accumulated net deferred income tax liabilities at December 31, 1998 and 1997 were:

                                                    December 31,
                                              ------------------------
(dollars in thousands)                          1998            1997
                                              --------        --------
Deferred tax assets:
    Balancing accounts                        $     33        $     27
    State tax effect                             5,123           5,756
                                              --------        --------
                                                 5,156           5,783
                                              --------        --------
Deferred tax liabilities
    Depreciation                               (43,442)        (40,822)
    Advances and contributions                  16,694          17,005
    Other property related                     (11,488)         (9,602)
    Other non-property related                  (8,666)         (9,565)
                                              --------        --------
                                               (46,902)        (42,984)
                                              --------        --------
Accumulated deferred income taxes - net       $(41,746)       $(37,201)
                                              --------        --------

The current and deferred components of income tax expense are as follows:

                                                              December 31,
                                                 --------------------------------------
(dollars in thousands)                             1998           1997           1996
                                                 --------       --------       --------
Current
    Federal                                      $  5,219       $  7,205       $  7,224
    State                                           1,727          2,287          2,452
                                                 --------       --------       --------
Total current tax expense                           6,946          9,492          9,676
                                                 --------       --------       --------
Deferred - Federal and State:
    Accelerated depreciation                        3,319          2,996          3,175
    Balancing accounts                                  6           (871)          (798)
    State Water Project                                --             --            296
    Advances and contributions                         --           (210)          (894)
    California privilege year franchise tax          (544)          (617)          (683)
    Adjustments to prior year provision                --             --            410
    Other                                            (398)          (566)          (732)
                                                 --------       --------       --------
Total deferred tax expense                          2,383            732            774
                                                 --------       --------       --------
Total income tax expense                         $  9,329       $ 10,224       $ 10,450
                                                 --------       --------       --------
Income taxes included in operating expenses      $ 10,130       $  9,830       $ 10,283
Income taxes included in other income and
  expenses - net                                     (801)           394            167
                                                 --------       --------       --------
Total income tax expense                         $  9,329       $ 10,224       $ 10,450
                                                 --------       --------       --------

Additional information regarding taxes on income is set forth in the following table:

                                                                      December 31,
                                                        ----------------------------------------
(dollars in thousands, except percent)                    1998            1997            1996
                                                        --------        --------        --------
Federal taxes on pre-tax income at statutory rates      $  8,470        $  8,451        $  8,368
Increase (decrease) in taxes resulting from:
    State income tax expense                               1,654           1,864           2,051
    Depreciation                                             944             853             716
    Federal benefit of state taxes                          (579)           (652)           (718)
    Adjustments to prior years' provisions                   (97)           (143)            254
    Payment of premium on redemption                        (813)             --              --
    Other - net                                             (250)           (149)           (221)
                                                        --------        --------        --------
Total income tax expense                                $  9,329        $ 10,224        $ 10,450
                                                        --------        --------        --------
Pre-tax income                                          $ 24,201        $ 24,145        $ 23,910
                                                        --------        --------        --------
Effective income tax rate                                   38.5%           42.3%           43.7%
                                                        --------        --------        --------

NOTE 6 - EMPLOYEE BENEFIT  PLANS

The Company maintains a pension plan (the Plan) which provides eligible employees (those age 21 and older, with one year of service) monthly benefits upon retirement based on average salaries and length of service. The normal retirement benefit is equal to 2% of the five highest consecutive years average earnings multiplied by the number of years of credited service, up to a maximum of 40 years, reduced by a percentage of primary social security benefits. There is also an early retirement option. Annual contributions are made to the Plan which comply with the funding requirements of the Employee Retirement Income Security Act (ERISA). At December 31, 1998, the Company had 431 employees participating in the Plan, 69 of these employees are covered by collective bargaining agreements, the earliest of which expires in 1999.

The Company also provides all active employees medical, dental and vision care benefits through a medical insurance plan. Eligible employees who retired prior to age 65, and/or their spouses, were able to retain the benefits under the active plan until reaching age 65. Upon reaching age 65, and for those employees retiring at or after age 65, and/or their spouses, continued coverage was provided through a Medicare supplement insurance policy paid for by the Company.

The CPUC has issued a decision which provides for the recovery in rates of tax-deductible contributions made to a separately trusteed fund. In accordance with that decision, SCW established two separate trusts in 1995, one for those retirees who were subject to a collectively bargained agreement and another for all other retirees. The company's funding policy is to contribute annually an amount at least equal to the revenues authorized to be collected through rates for post-retirement benefit costs. Post-retirement benefit costs for 1993, 1994 and 1995 were estimated at a total of $1.6 million and have been recorded as a regulatory asset for recovery over a 20 year period.

The following table sets forth the Plan's funded status and amounts recognized in the company's balance sheets and the components of net pension cost and accrued post-retirement liability at December 31, 1998 and 1997:

                                                Pension Benefits           Other Benefits
                                            ------------------------------------------------
(dollars in thousands)                        1998          1997         1998         1997
                                            --------      --------      -------      -------
Change in Benefit Obligation:
Benefit Obligation at beginning of year     $ 33,410      $ 28,733      $ 4,503      $ 4,013
Service Cost                                   1,597         1,351          112          120
Interest Cost                                  2,278         2,112          283          295
Actuarial Loss/(Gain)                          2,514         2,373         (368)         225
Benefits Paid                                 (1,227)       (1,159)        (167)        (150)
                                            --------      --------      -------      -------
Benefit Obligation at end of year           $ 38,572      $ 33,410      $ 4,363      $ 4,503

Changes in Plan Assets:
Fair Value of Plan Assets at beginning
  of year                                   $ 33,433      $ 29,240      $ 1,104      $   548
Actual Return of Plan Assets                   6,051         4,065           44           49
Employer Contributions                         1,284         1,287          461          656
Benefits Paid                                 (1,227)       (1,159)        (167)        (150)
                                            --------      --------      -------      -------
Fair Value of Plan Assets at end of year    $ 39,541      $ 33,433      $ 1,442      $ 1,103

Reconciliation of Funded Status:
Funded Status                               $    969      $     23      $(2,921)     $(3,399)
Unrecognized Transition Obligation               114           171        6,707        7,126
Unrecognized Net Loss/(Gain)                     677         1,538       (1,860)      (1,644)
Unrecognized Prior Service Cost                  400           444       (3,427)      (3,627)
                                            --------      --------      -------      -------
Prepaid/(Accrued) Pension Cost              $  2,160      $  2,176      $(1,501)     $(1,544)
Weighted-Average Assumptions as of
December 31:
Discount Rate                                   6.50%         7.00%        6.50%        7.00%
Long-term Rate of Return                        8.00%         8.00%        8.00%        8.00%
Salary Assumption                               4.00%         4.00%          --           --

A sliding scale for assumed health care cost increases was used for both periods, starting at 11% in 1996 declining 1% per year for five years and then remaining at 6% thereafter. The components of net periodic post-retirement benefits cost for 1998 and 1997 are as follows:

                                    Pension Benefits           Other Benefits
                                  ---------------------------------------------
(dollars in thousands)             1998          1997         1998        1997
                                  -------       -------       -----       -----
Components of Net Periodic Benefits
Cost
Service Cost                      $ 1,597       $ 1,351       $ 112       $ 120
Interest Cost                       2,278         2,112         283         294
Actual Return on Plan Assets       (6,051)       (4,065)        (44)        (48)
Net Amortization                    3,476         1,873          67         140
                                  -------       -------       -----       -----
Net Periodic Pension Cost         $ 1,300       $ 1,271       $ 418       $ 506

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                   1-Percentage-Point  1-Percentage-Point
(dollars in thousands)                                  Increase            Decrease
                                                   ------------------  ------------------
Effect on Total of Service and Interest Cost             $ 13                $ (11)
Components
Effect on Postretirement Benefit Obligation               206                 (180)

The Company has a 401(k) Investment Incentive Program under which employees may invest a percentage of their pay, up to a maximum investment prescribed by law, in an investment program managed by an outside investment manager. Company contributions to the 401(k) are based upon a percentage of individual employee contributions and, for 1998, 1997 and 1996, totaled $874,113, $785,687, and
$839,000, respectively.

NOTE  7 - BUSINESS RISKS AND CONCENTRATION OF SALES

The Company's utility operations are engaged in supplying water and electric service to the public. The Company is required to provide service and grant credit to customers within its defined service areas. Although the Company has a diversified base of residential, industrial and other customers, revenues derived from commercial and residential water customers accounted for approximately 91% and 93% of total water revenues in 1998 and 1997. The Company faces additional risks associated with weather conditions, adequacy and quality of water supplies, regulatory decisions, pronouncements and laws, water-related litigation, general business conditions and condemnation.

Approximately 39% of the Company's water supply is purchased from wholesalers of imported water, with the remainder produced from Company-owned wells. The long term availability of imported water supplies is dependent upon, among other things, drought conditions throughout the state, increases in population, water quality standards and legislation that may potentially reduce water supplies. The Company does not anticipate any constraints on its imported water supplies in 1999.

NOTE 8 - CONTINGENCIES

In 1998, ASUS was formed to pursue non-regulated opportunities such as long-term leases, and operation and maintenance contracts of governmentally-owned water and wastewater systems. As a result, the Company anticipates terminating its Golden State Water Company joint venture during 1999. Accordingly, the Company reserved approximately $336,000 against future losses and capital account adjustments.

Hearings were held before the CPUC in November 1998 on SCW's filing seeking recovery through rates of $1.8 million in costs associated with its participation in the coastal aqueduct extension of the State Water Project. In February 1999, the Administrative Law Judge in this proceeding issued his proposed decision that denied rate recovery of SCW's costs in the project. A final order from the CPUC is anticipated in 1999. SCW is unable to predict if the CPUC will authorize recovery of all or any of the costs associated with its participation in the project. Alternate forms of recovery are also being pursued including assessment of costs to new construction based on an equivalent dwelling unit charge or other applicable unit of measurement, which assessment will require CPUC approval prior to implementation or, failing that, sale of SCW's participation in the project.

SCW has been named as a defendant in seven lawsuits which allege that the SCW delivered contaminated water to its customers. Plaintiffs in these actions seek damages, including general, special, and punitive damages, according to proof of trial, as well as attorney's fees on certain causes of action, costs of suit, and other unspecified relief. Stays have been issued by the respective courts in five of these cases pending the outcome of the CPUC's investigation into water quality discussed below. One action has been dismissed against SCW and SCW has petitioned for dismissal in the remaining case. Most activity related to these lawsuits has ceased due to the stays although SCW anticipates that plaintiff's attorneys will petition the courts to reconsider their prior decisions. In light of the breadth of plaintiff's claims, the lack of factual information regarding plaintiff's claims and injuries, if any, the fact that no discovery has yet been completed, SCW is unable to determine at this time what, if any, potential liability it may have with respect to these claims. SCW intends to vigorously defend itself against these allegations. Management can not predict the outcome of these proceedings and if SCW is found liable, SCW would pursue recovery through its insurance coverage providers.

In response to those lawsuits and similar actions, in March 1998 the CPUC issued an Order Instituting Investigation (OII) directed to all Class A and B water utilities in the state of California, including SCW, into whether existing standards and policies regarding drinking water quality adequately protect the public health and whether those standards and policies are being uniformly complied with by those water utilities. The OII notes the constitutional and statutory jurisdiction of the CPUC and the DOHS to establish and enforce adherence to water quality standards for water delivered by utilities to their customers and, in the case of the CPUC, to establish rates which permit water utilities to furnish safe water, meeting the established water quality standards at prices which are both affordable and that allow the utility to earn a reasonable return on its investment. SCW has made its filing in this proceeding on a series of questions dealing with the safety of current drinking water standards, compliance by water utilities with such standards, appropriate remedies for failure to comply with safe drinking standards and whether stricter or additional safety drinking water standards are required. The Water Division of the CPUC has issued its report based on these filings by the utilities. Although the OII leaves open the possibility of evidentiary hearings and further action by the CPUC, SCW is currently unable to predict the outcome of this proceeding.

Management believes that proper insurance coverage and reserves are in place to insure against anticipated property, general and product liability and workers' compensation claims.

NOTE 9 - CONSTRUCTION PROGRAM

SCW's 1999 construction budget provides for gross expenditures of approximately $46.5 million of which $4.4 million is anticipated to be obtained from developers and others. AWR and ASUS have no material capital expenditure programs.

NOTE 10 - ALLOWANCE FOR DOUBTFUL ACCOUNTS

The table below presents SCW's provision for doubtful accounts charged to expense and accounts written off, net of recoveries for the last three years.

                                                         December 31,
                                               ---------------------------------
(dollars in thousands)                         1998          1997          1996
                                               -----         -----         -----
Balance at beginning of year                   $ 466         $ 387         $ 648
Provision charged to expense                     631           707           571
Accounts written off, net of recoveries         (694)         (628)         (832)
                                               -----         -----         -----
Balance at end of year                         $ 403         $ 466         $ 387
                                               -----         -----         -----

Neither AWR nor ASUS have established any provision for doubtful accounts.

NOTE 11 - BUSINESS SEGMENTS

The Company has no material operations other than its SCW subsidiary. The tables below set forth information relating to SCW's operating segments. SCW manages its operations on a regional basis using the five categories below as broad-level measures of profitability. In addition to the amounts set forth, certain assets have been allocated. The identifiable assets are net of respective accumulated provisions for depreciation.

(dollars in thousands)                             Year Ended December 31, 1998
                                      -------------------------------------------------------
                                                     Water                           Electric
                                      Region I       Region II      Region III
                                      --------       ---------      ---------        --------
Operating revenues                    $24,927        $ 76,304        $ 33,552        $13,211
Operating income before income          6,799          15,615           9,261          3,847
taxes
Identifiable assets                    97,463         176,832         115,475         26,719
Depreciation expense                    2,551           4,755           3,324          1,640
Capital additions                     $13,206        $ 20,650        $  9,714        $ 1,699
                                      -------        --------        --------        -------

(dollars in thousands)                             Year Ended December 31, 1997
                                      -------------------------------------------------------
                                                     Water                           Electric
                                      Region I       Region II      Region III
                                      --------       --------       ----------       --------
Operating revenues                    $24,340        $ 81,200        $ 35,436        $12,779
Operating income before income          5,897          13,032          10,270          4,089
taxes
Identifiable assets                    87,039         162,037         109,436         25,095
Depreciation expense                    2,306           4,483           3,162          1,001
Capital additions                     $10,065        $ 18,882        $  8,139        $ 2,140
                                      -------        --------        --------        -------

(dollars in thousands)                             Year Ended December 31, 1996
                                      -------------------------------------------------------
                                                     Water                           Electric
                                      Region I       Region II      Region III
                                      --------       ---------      ----------       --------
Operating revenues                    $23,536        $ 81,474        $ 34,980        $11,540
Operating income before income          4,705          14,813          10,776          3,418
taxes
Identifiable assets                    79,974         148,078         104,390         25,333
Depreciation expense                    2,109           4,131           2,939            924
Capital additions                     $ 5,975        $ 19,370        $  6,537        $ 2,492
                                      -------        --------        --------        -------

NOTE 12 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The quarterly financial information presented below is unaudited. The business of the Company is of a seasonal nature and it is management's opinion that comparisons of earnings for the quarter periods do not reflect overall trends and changes in the Company's operations.

                             Operating              Operating                                 Earnings
                             Revenues                Income              Net Income           per Share
                       --------------------    ------------------    ------------------    --------------
(in thousands, except
per share amounts)       1998        1997       1998       1997       1998       1997      1998     1997
                       --------    --------    -------    -------    -------    -------    -----    -----
First Quarter          $ 29,955    $ 32,206    $ 4,382    $ 3,738    $ 1,843    $ 1,312    $0.20     $0.14
Second Quarter           35,001      39,343      5,586      5,372      2,767      3,080     0.31     0.34
Third Quarter            47,002      45,700      9,432      8,385      6,374      6,044     0.71     0.67
Fourth Quarter           36,102      36,506      5,661      5,963      3,639      3,623     0.40     0.41
                       --------    --------    -------    -------    -------    -------    -----    -----
Year                   $148,060    $153,755    $25,061    $23,458    $14,623    $14,059    $1.62    $1.56
                       --------    --------    -------    -------    -------    -------    -----    -----

NOTE 13 - YEAR 2000 READINESS

The Company continues to evaluate its exposure to the Year 2000 (Y2K) problem that arises from the fact that many existing computer systems may contain date sensitive embedded technology that uses only two digits to identify a year in the date field. Based on the assumption that the first two digits of the date field are always "19", such systems may misinterpret dates after December 31, 1999. Because the Company is dependent upon the proper functioning of these computer systems and other equipment containing date sensitive technology, a failure of these systems could have a material and adverse affect on the Company resulting in business interruption or shutdown, financial loss, regulatory citations and legal liability.

The Company has been actively assessing its Y2K readiness since early 1997 and has inventoried its significant computer hardware and software programs. Since the Company is dependent upon its management information and customer service systems, upgrades to these systems have been a priority. The Company has, since 1995, been in the process of replacing and/or upgrading as necessary its core business information and operating systems with newer technologies, all of which will be Y2K ready. All major upgrades to these systems are completed and were operational at year-end 1998. Costs associated with the implementation and upgrade of major management information and customer service software systems, as well as upgrades to mainframe hardware systems, have been approved by the CPUC and are being recovered through rates.

In addition to work being done on its internal systems, the Company has sought compliance certification from external vendors and service providers. Testing on the Company's interface with financial and other institutions with which it does business is being conducted to ensure Y2K readiness. In order to more fully address Y2K readiness of its field equipment, major vendors and service providers, the Company engaged the services of a nationally-recognized business consulting firm and has completed its written plan to address the Y2K issue. The Company has established a Year 2000 Task Force consisting of senior management and operating personnel which will complete the inventory of computer systems and other devices with embedded technology, as well as other considerations potentially not revealed in preliminary internal analyses.

The Company's general process for addressing the Y2K issue is (i) to inventory all systems that may have a potential Y2K impact, (ii) to determine the materiality of these non-Y2K ready systems, (iii) to replace and test, correct and test, or prepare for the failure of material items that have been determined to be non-Y2K ready, and (iv) to prepare contingency plans. Some, less critical systems may not be fully Y2K ready, but are not anticipated to materially affect the Company's operations.

The Company is significantly dependent on third party suppliers, such as energy and telecommunication companies and wholesale water suppliers. In order to conduct its business, the Company has initiated due diligence with certain of its major service providers to address their Y2K readiness. In the event that such suppliers might be adversely affected by Y2K, the Company is preparing its contingency plan which will likely include, among other things, increased staffing during critical periods, manual back-up for automated systems, the use of electric generators capable of providing power during a black-out. The Company does not have, and may never fully have, sufficient information about the Y2K exposure or remediation plans of these third parties to adequately predict the risks posed by them to the Company. If the third parties have Y2K problems that are not remedied, resulting problems could include loss of utility services and disruption of water supplies.

To date, there have been no significant costs associated with Y2K readiness that have not been approved by the CPUC for recovery through rates. The Company estimates that it may incur up to $800,000 in costs depending on the results of on-going tests, to make critical systems Y2K ready. The Company believes that the future costs, which are prudently incurred, will also be allowed for recovery through rates. The CPUC has notified all utilities under its jurisdiction, including the Company, that it will review their Y2K preparations.

REPORT OF MANAGEMENT

The financial statements contained in this annual report were prepared by the management of American States Water Company, which is responsible for their integrity and objectivity. The financial statements were prepared in accordance with generally accepted accounting principles and include, where necessary, amounts based upon management's best estimates and judgments. All other financial information in the annual report is consistent with the financial statements and is also the responsibility of management.

The Company maintains systems of internal control which are designed to help safeguard the assets of the Company and provide reasonable assurance that accounting and financial records can be relied upon to generate accurate financial statements. These systems include the hiring and training of qualified personnel, appropriate segregation of duties, delegation of authority and an internal audit function which has reporting responsibility to the Audit Committee of the Board of Directors.

The Audit Committee, composed of three outside directors, exercises oversight of management's discharge of its responsibilities regarding the systems of internal control and financial reporting. The committee periodically meets with management, the internal auditor and the independent accountants to review the work and findings of each. The committee also reviews the qualifications of, and recommends to the Board of Directors, a firm of independent accountants.

The independent accountants, Arthur Andersen LLP, have performed an audit of the financial statements in accordance with generally accepted auditing standards. Their audit gave consideration to the company's system of internal accounting control as a basis for establishing the nature, timing and scope of their work. The result of their work is expressed in their Report of Independent Public Accountants.

/s/ Floyd E. Wicks                             /s/ McClellan Harris III
Floyd E. Wicks                                 McClellan Harris III
President, Chief Executive Officer             Chief Financial Officer,
                                               Vice President - Finance,
                                               Treasurer and Corporate Secretary

February 8, 1999

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and the Board of Directors of American States Water Company:

We have audited the balance sheets and statements of capitalization of American States Water Company (a California corporation) as of December 31, 1998 and 1997 and the related statements of income, changes in common shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American States Water Company as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

/s/ Arthur Anderson
Arthur Andersen LLP
Los Angeles, California

February 8, 1999

SHAREHOLDER INFORMATION

ANNUAL MEETING OF SHAREHOLDERS

All shareholders are invited to attend the Annual Meeting of Shareholders which will be held on Tuesday, April 27, 1999, beginning at 10:00 am, at the Industry Hills Sheraton, One Industry Hills Parkway, City of Industry, California 91744. Notice of meeting and proxy materials will be mailed.

STOCK LISTING

Common Shares of American States Water Company are traded on the New York Stock Exchange under the symbol AWR. The high and low sales prices and dividends paid on the Common Shares for the past two years were:

1998                                    High          Low        Dividends Paid
                                      -------       -------      --------------
First Quarter                         $26           $23 1/16         $0.315
Second Quarter                         27 1/8        21 1/8           0.315
Third Quarter                              27        23 1/4           0.315
Fourth Quarter                         29 1/4        24 7/8           0.315
                                      -------       -------          ------
                                                                     $1.260

1997

First Quarter                         $23           $20 5/8          $0.310
Second Quarter                         24 1/2        20 1/4           0.310
Third Quarter                          24 5/8        20 1/2           0.310
Fourth Quarter                         25 5/8        21 1/2           0.315
                                      -------       -------          ------
                                                                     $1.245


INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
Arthur Andersen LLP
633 West Fifth Street
Los Angeles, CA 90071

CORPORATE REPORTS
Shareholders with questions, or who wish to obtain a copy of the Company's reports to the Securities and Exchange Commission without charge, should contact:

AMERICAN STATES WATER COMPANY
Attn: Corporate Secretary
630 East Foothill Boulevard
San Dimas, CA 91773
Phone: (909) 394-3600
Fax: (909) 394-1382

SHAREHOLDER ASSISTANCE

Shareholders with questions about replacement of dividend checks, transferring stock, replacing lost or stolen certificates or other matters related to their ownership of stock, should contact:

ChaseMellon Shareholder Services, L.L.C.
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
(888) 816-6998
http://www.cmssonline.com

DIVIDEND REINVESTMENT AND COMMON SHARE PURCHASE PLAN

The Company has a Dividend Reinvestment and Common Share Purchase Plan that offers shareholders of record a convenient way to increase their holdings by reinvesting all or part of their cash dividends in additional Common Shares of the Company. A prospectus and enrollment form may be obtained from ChaseMellon Shareholder Services, L.L.C. or from the Company.

1999 DIVIDEND SCHEDULE

The following schedule shows the anticipated Common and Preferred Share record and payment dates for 1999:

Record Dates                        Payment Dates
February 8                          March 1
May 10                              June 1
August 9                            September 1
November 8                          December 1


INTERNET ADDRESS
http://www.aswater.com

STATISTICAL REVIEW

(dollars in thousands, except per share and per
customer amounts)                                           1998        1997        1996        1995        1994
                                                          --------    --------    --------    --------    --------
Financial Information
Revenues by Classification
Residential and Commercial                                $123,271    $131,007    $126,456    $106,480    $100,796
Industrial                                                   1,917       1,998       1,847       1,674       1,459
Fire Service                                                 1,329       1,319       1,269       1,211       1,181
Other                                                        8,342       6,664      10,425       9,557       8,651
Total Water                                                134,859     140,988     139,997     118,922     112,087
Electric                                                    13,201      12,767      11,532      10,891      10,588
Total operation revenues                                   148,060     153,755     151,529     129,813     122,675

Net Income                                                  14,623      14,059      13,460      12,165      11,338
Earnings available for common shareholders                  14,533      13,967      13,366      12,069      11,240
Earnings per common share                                     1.62        1.56        1.69        1.54        1.43
Dividends declared per common share                           1.26        1.25        1.23        1.21        1.20
Book value per common share                                  17.23       16.86       16.52       15.50       15.16

Total assets                                               484,671     457,074     430,922     406,255     383,627
Net Utility plant                                          414,753     383,623     357,776     334,968     317,879
Capital additions                                           45,269      39,226      34,374      28,761      30,307
Long-term debt                                             120,809     115,286     107,190     107,455      92,891
Preferred Shares                                             1,600       1,600       1,600       1,600       1,600
Preferred shares -- mandatory redemption                       400         440         480         520         560
Investment per customer                                   $  2,099    $  1,900    $  1,808    $  1,688    $  1,578

Operation Information
Water sold by Classification (mg)
Residential and Commercial                                  49,302      54,623      52,843      49,641      51,084
Industrial                                                     832         899         828         802         818
Fire Service                                                   649         417         831         130         308
Other                                                        4,201       5,070       4,932       4,706       4,537
Total Water                                                 54,984      61,009      59,434      55,279      56,747

Total electric sales (mwh)                                 123,791     121,315     117,139     111,519     110,234

Customers by Classification
Residential and Commercial                                 237,157     236,270     235,244     233,920     232,879
Industrial                                                     332         331         333         326         323
Fire Service                                                 3,112       2,964       2,925       2,909       2,896
Other                                                        2,033       2,016       2,046       1,807       1,807
Total Water                                                242,634     241,581     240,548     238,962     237,905
Electric                                                    20,865      20,698      20,437      20,475      20,331
Total company                                              263,499     262,279     260,985     259,437     258,236

Water Production by Source (mg)
Purchased                                                   22,885      28,894      27,147      24,356      25,940
Pumped -- electric                                          35,596      34,531      35,216      34,105      33,337
Pumped -- gas                                                   75         316          40         218         198
Gravity and Surface                                             74       1,147         932         979         967
Total Supply                                                58,630      64,888      63,335      59,658      60,442

Miles of Main in Service                                     2,768       2,638       2,603       2,587       2,567
Number of Employees                                            470         467         463         448         467
                                                          --------    --------    --------    --------    --------

mg=Millions of Gallons   mwh=Mega-Watt Hours

(dollars in thousands, except per share and per
customer amounts)                                           1993        1992        1991        1990        1989
                                                          --------    --------    --------    --------    --------
Financial Information
Revenues by Classification
Residential and Commercial                                $ 86,918    $ 82,112    $ 68,063    $ 69,161    $ 67,404
Industrial                                                   1,134       1,110       1,019       1,021       1,074
Fire Service                                                 1,149       1,067         927         954         785
Other                                                        8,954       6,336       8,273       5,150       4,909
Total Water                                                 98,155      90,625      78,282      76,286      74,172
Electric                                                    10,351      10,035      12,378      11,054      10,043
Total operation revenues                                   108,506     100,660      90,660      87,340      84,215

Net Income                                                  12,026      12,142      15,363       8,907       8,730
Earnings available for common shareholders                  11,926      12,040      15,259       8,801       8,622
Earnings per common share                                     1.66        1.82        2.34        1.40        1.38
Dividends declared per common share                           1.19        1.15        1.10        1.08        1.04
Book value per common share                                  14.92       13.28       12.59       11.31       10.97

Total assets                                               358,533     312,491     293,444     268,028     254,346
Net Utility plant                                          294,990     277,525     258,558     235,713     214,465
Capital additions                                           28,626      26,975      32,472      27,078      25,726
Long-term debt                                              84,621      84,195      82,634      67,246      67,767
Preferred Shares                                             1,600       1,600       1,600       1,600       1,600
Preferred shares -- mandatory redemption                       600         640         680         720         760
Investment per customer                                   $  1,480    $  1,388    $  1,297    $  1,213    $  1,125

Operation Information
Water sold by Classification (mg)
Residential and Commercial                                  48,033      47,541      44,528      51,696      51,841
Industrial                                                     679         699         737         937         966
Fire Service                                                    33          23          11          50          25
Other                                                        4,019       3,890       3,807       4,511       4,635
Total Water                                                 52,764      52,153      49,083      57,194      57,467

Total electric sales (mwh)                                 106,234     105,346     101,923     103,376      97,583

Customers by Classification
Residential and Commercial                                 231,966     230,956     230,175     221,888     220,876
Industrial                                                     322         330         347         376         385
Fire Service                                                 2,877       2,846       2,779       2,610       2,562
Other                                                        1,820       1,795       1,812       1,819       1,813
Total Water                                                236,985     235,927     235,113     226,693     225,636
Electric                                                    20,131      20,039      19,780      19,559      19,215
Total company                                              257,116     255,966     254,893     246,252     244,851

Water Production by Source (mg)
Purchased                                                   25,156      24,377      23,221      31,021      32,189
Pumped -- electric                                          32,056      30,406      28,640      28,923      29,733
Pumped -- gas                                                  195         177         245         270         306
Gravity and Surface                                            658       1,249       1,046       1,255         361
Total Supply                                                58,065      56,209      53,152      61,469      62,589

Miles of Main in Service                                     2,560       2,549       2,535       2,517       2,488
Number of Employees                                            486         445         422         410         388
                                                          --------    --------    --------    --------    --------

mg=Millions of Gallons mwh=Mega-Watt Hours

                                         [MAP P. 36]

CUSTOMER SERVICE AREAS SERVED BY SOUTHERN CALIFORNIA WATER COMPANY

Number of Customers

Region I

  Northern District
  Arden-Cordova                         13,700
  Bay Point                              4,900
  Clearlake                              2,000

  Coastal District
  Los Osos                               3,100
  Ojai                                   2,800
  Santa Maria                           12,600
  Simi Valley                           12,500

Region II

  Central District
  Central Basin East                    19,600
  Central Basin West                    19,300
  Culver City                            9,300

  Orange County District
  Los Alamitos                          26,200
  Placentia                             14,400

  Southwest District                    49,300

Region III

  Foothill District
  Claremont                             10,400
  San Dimas                             15,600
  San Gabriel Valley                    11,800

  Mountain/Desert District

  Apple Valley                           2,300
  Barstow                                8,400
  Calipatria                             1,100
  Morongo Valley                           800
  Wrightwood                             2,500

Total Water                            242,600

Bear Valley Electric                    20,900

Total Customers                        263,500

CORPORATE INFORMATION

Board of Directors of American States Water Company, Southern California Water Company and American States Utility Services, Inc.

W. V. Caveney (72,18)(a,c)
Chairman of the Board

Floyd E. Wicks (55,9)(c,d)
President, Chief Executive Officer

James L Anderson (57,2)(a,c)
Senior Vice President
Americo Life Inc.
Laguna Hills, California

Jean E. Auer (62,3)(a,b,c,d)
Consultant and  member of the
Board of Directors of the Water
Education Foundation

Vice Mayor of the
  Town of Hillsborough, California

N. P. Dodge, Jr. (62,8)(a,b)
President, N.P. Dodge Company
Omaha, Nebraska

Anne M. Holloway (45,1)(a,c)
Vice President, Peterson Worldwide, LLP
Atherton, California

Robert F. Kathol (57,3)(a,b)
Executive Vice President
Kirkpatrick, Pettis, Smith, Polian Inc.
Omaha, Nebraska

Lloyd E. Ross (57,3)(a,c,d)
Managing Partner, Invermex L.P.
Irvine, California

ELECTED OFFICERS

W. V. Caveney (72,30)(e)
Chairman of the Board

Floyd E. Wicks (55,11)(e)
President, Chief Executive Officer

McClellan Harris III (47,8)(e)
Chief Financial Officer, Vice President-Finance,
Treasurer and Corporate Secretary

Joel A. Dickson (46,8)(f)
Vice President-Business Development

Donald K. Saddoris (55,31)(g)
Vice President-Customer Service, Region I

Randell J. Vogel (63,6)(g)(h)
Vice President-Customer Service, Region II

James B. Gallagher (44,11)(g)
Vice President-Customer Service, Region III

Joseph F. Young (53,21)(g)
Vice President-Government Affairs

Denise L. Kruger (34,6)(g)
Vice President-Water Quality

Susan L. Conway (37,10)(g)
Vice President-Regulatory Affairs

(age, years of service as a Board member)
(a)     Member - Compensation Committee
(b)     Member - Audit Committee
(c)     Member - Business Opportunities Committee
(d)     Member - Nominating Committee
(e) Holds same title in Southern California Water Company and American States Utility Services, Inc.
(f) Holds same title in American States Utility Services, Inc. and holds title of Vice President - Customer and
        Operations Support in Southern California Water Company
(g)     Officer of Southern California Water Company only
(h)     Mr. Vogel retired in February 1999

                                 [PHOTO P. IBC]

                                       IBC

                          AMERICAN STATES WATER COMPANY
          630 East Foothill Boulevard, San Dimas, California 91773-1212
                                 (909) 394-3600
                                 www.aswater.com

                                   BACK COVER

                                    APPENDIX

Three graphical representations displaying Book Value per Common Share, Basic Earnings per Common Share and Dividends Declared per Common Share from 1994 through 1998. Book Value per Share was $15.16 in 1994, $15.50 in 1995, $16.52 in 1996, $16.86 in 1997 and $17.23 in 1998. Basic Earnings per Common Share was $1.43 in 1994, $1.54 in 1995, $1.69 in 1996, $1.56 in 1997 and $1.62 in 1998.
Dividends Declared per Common Share was $1.20 in 1994, $1.21 in 1995, $1.23 in 1996, $1.25 in 1997 and 1.26 in 1998.

Page 5

A 2 by 2 inch photograph of W. V. Caveney, Chairman and Floyd E. Wicks, President and Chief Executive Officer.

Page 6

A table reflecting asset growth from 1929-1998. At the end of the first 48 years of the Company's existence between 1929 and 1977, Total Assets equaled $102.0 million. At the end of the period 1977 through 1986, a period of 9 years, Total Assets equaled $209.0 million. At the end of the period 1986 through 1992, a period of 6 years, Total Assets equaled $313.0 million. At the end of the period 1992 through 1995, a period of 3 years, Total Assets equaled $406.0 million. At the end of the period 1995 through 1998, a 3 year period, Total Assets equaled $485.0 million

Page 7

Graphical representation of Total Assets for the period 1994 through 1998. Total Assets equaled $383,627,000 in 1994, $406,255,000 in 1995, $430,922,000 in 1996,
$457,074 in 1997, and $484,671 in 1998.

Page 9

Five pictorial representations including: Family of three with drinking glasses, active lawn sprinklers, man reading newspaper while sitting next to a fountain, children in swimming pool talking with adult male on edge of pool, and an aerial view of a residential development.

Page 10

Graphical representation of Net Income for the period of 1994 through 1998. Net Income was $11,338,000 in 1994, $12,165,000 in 1995, $13,460,000 in 1996,
$14,059,000 in 1997 and $14,623,000 in 1998.

Page 11

Graphical representation of Total Capitalization and Net Utility Plant for the period 1994 through 1998. Total Capitalization was $214,013,000 in 1994, $231,151,000 in 1995, $256,036,000 in 1996, $268,379,000 in 1997, and
$277,108,000 in 1998. Net Utility Plant was $317,879,000 in 1994, $334,968,000
in 1995, $357,776,000 in 1996, $383,623,000 in 1997, and $414,753,000 in 1998.

Page 12

A 2 by 1 1/2 inch photograph of W.V. Caveney, Chairman of the Board.

Page 36

A topographical map, with altitude legend, of the state of California with bullet points marking all of Southern California Water Company's Customer Service Areas.

Page IBC

A 3 3/8 by 2 1/2 inch photograph of the Board of Directors of American States Water Company, Southern California Water Company and American States Utility Services, Inc. From the left, seated, are Lloyd E. Ross and James L. Anderson. From the left, standing, are Anne M. Holloway, W. V. Caveney, Jean E. Auer, Robert F. Kathol, N. P. Dodge, Jr., Floyd E. Wicks.