Form 10-K, Exhibit 13
period 1999-12-31
AMERICAN STATES WATER CO; SOUTHERN CALIFORNIA WATER CO
filed 2000-03-21
CIK 1056903, 92116

                                                                      EXHIBIT 13

                       1999 ANNUAL REPORT TO SHAREHOLDERS

Front Cover


American States Water Company
1999 Annual Report


Reflecting the Needs of A New Age

[8 photos]

Inside Front Cover

CORPORATE PROFILE
American States Water Company (NYSE:AWR) is a holding company for Southern California Water Company (SCW) and American States Utility Services, Inc.
(ASUS). AWR offers long-term, income-oriented investors an attractive total return potential and has paid dividends on its common shares every year since 1931.

AWR's philosophy is to continue to implement long-term strategies through its subsidiaries, to increase shareholder value by earning the authorized rate of return for its utility operations, and to increase overall earnings through selective non-regulated activities.

SCW is a public utility company engaged principally in the delivery of water service. SCW operates 39 separate water systems within 75 communities in 10 counties in California and provides water service to over 1 million people, or one out of every 33 Californians. In addition, SCW provides electric service to approximately 21,000 customers. SCW focuses on customers by providing water and electric services at affordable rates approved by the California Public Utilities Commission (CPUC). SCW complies with state environmental regulations and the federal Safe Drinking Water Act. Over one-half of the water the company sells is provided from its own wells.

ASUS engages in non-regulated business activities through long-term leases or operations and maintenance contracts with municipally owned water and wastewater systems. ASUS meets the needs and challenges facing municipalities throughout the country, by offering cost effective alternatives to higher water rates and diminishing water supplies.

[3 photos]

TABLE OF CONTENTS

                                                                                              Page
                                                                                              ----
Corporate Profile........................................................................      IFC
Selected Financial Data..................................................................        1
Letter to Shareholders...................................................................        2
Strategy and Operating Review............................................................        4
Management's Discussion and Analysis.....................................................       13
Financial Statements.....................................................................       19
Report of Management.....................................................................       32
Report of Independent Public Accountants.................................................       32
Shareholder Information..................................................................       33
Statistical Review 1999-1990.............................................................       34
Customer Service Areas...................................................................       36
Corporate Information....................................................................      IBC

Page 1
                             SELECTED FINANCIAL DATA

                                                    1999             1998           Variance        % Change
                                                  --------         --------         --------        --------
                                                           (in thousands, expect per share amounts)
INCOME STATEMENT INFORMATION
Total Operating Revenues                          $173,421         $148,060         $ 25,361          17.13%
Total Operating Expenses                           144,907          122,999         $ 21,908          17.81%
Operating Income                                    28,514           25,061            3,453          13.78%
Other Income                                           532              769             (237)         (30.82%)
Interest Charges                                    12,945           11,207            1,738          15.51%
Net Income                                          16,101           14,623            1,478          10.11%
Preferred Dividends                                     88               90               (2)         (2.22%)
Earnings Available for Common Shareholders          16,013           14,533            1,480          10.18%
Basic Earnings per Common Share                   $   1.79         $   1.62         $   0.17          10.49%
Dividends Declared per Common Share               $   1.28         $   1.26         $   0.02           1.59%

BALANCE SHEET INFORMATION
Total Assets                                      $533,181         $484,671         $ 48,510          10.01%
Net Utility Plant                                  449,595          414,753           34,842           8.40%
Common Shareholders' Equity                        158,846          154,299            4,547           2.95%
Long-Term Debt (Net)                               167,363          120,809           46,554          38.54%
Preferred Shares                                     1,600            1,600               --             --
Preferred Shares -
    Subject to Mandatory Redemption                    360              400              (40)        (10.00%)
Total Capitalization                              $328,169         $277,108         $ 51,061          18.43%
Book Value per Common Share                       $  17.73         $  17.23         $   0.50           2.90%
Average Shares Outstanding                           8,958            8,958               --             --

OTHER INFORMATION
Ratio of Earnings to Fixed Charges                    3.27%            3.21%            0.06%          1.87%
Ratio of Earnings to Total Fixed Charges              3.23%            3.17%            0.06%          1.89%
Return on Average Common Equity                       10.2%             9.6%            0.60%          6.25%
Cash Flow from Operations                         $ 34,913         $ 31,404         $  3,509          11.17%
Earnings Before Interest and Taxes                  42,391           35,960            6,431          17.88%
Earnings Before Interest, Taxes,                  $ 56,041         $ 48,498         $  7,543          15.55%
Depreciation and Amortization

[3 graphs]

                             LETTER TO SHAREHOLDERS

DEAR FELLOW SHAREHOLDERS:

As American States Water Company marks the end of the 20th century, and plans for the new century, we are encouraged by the many opportunities for customers and shareholders. The water industry is changing. There is increased emphasis on quality of service and affordability, and your company is positioned to take economic advantage of these growth opportunities.

FINANCIAL RESULTS
We are pleased to report that for the year ended December 31, 1999 total earnings available for common shareholders were $16.0 million, or $1.79 per share, as compared to total recorded earnings last year of $14.5 million, or $1.62 per share. The 10.5% increase in earnings in 1999 was driven by a return to normal weather patterns and rate increases covering approximately 65% of the company's water customer base. The 1999 rate increases reflected recovery of costs associated with additional investments, designed to provide high quality service levels for customers. The company anticipates continued increases in revenues in future years from additional rate increases to recover capital costs and, to a lesser extent, increased operating expenses.

STRATEGIES FOR THE FUTURE
During 1999, the price per Common Share reached an all-time high of $39.75. This price reflects both the improved financial performance of the company and current trends in the water utility industry, where consolidation continued at an increasing pace. Although the company's stock price, like most others in the industry, reflects some speculation about the future, your company remains solidly established as a leader within the industry with a sound and responsible business strategy. Customer base expansion, acquisitions, "beyond the meter" services, and continued capital investment for regulated and non-regulated operations drive financial growth. Your company will (i) continue to focus on core regulated operations to earn authorized returns on equity for shareholders,
(ii) make acquisitions of regulated assets that complement existing operations

[Photos of Floyd E. Wicks, President and Chief Executive Officer, and Lloyd E. Ross, Chairman of the Board] and promote geographic and regulatory diversity, and (iii) make investments in non-regulated enterprises such as privatized municipal concessions and contract operation and maintenance services. In order to make these long term, value-enhancing investments, these strategies may be slightly dilutive to current earnings. Management remains committed to making operational improvements to minimize this short term impact.

WATER QUALITY-RELATED LAWSUITS
In September 1999, the Court of Appeal ordered dismissal of seven of the 11 lawsuits filed against the company. In October 1999, one group of plaintiffs appealed that decision to the California Supreme Court. On December 15, 1999, the California Supreme Court announced that it will review the appeal. Management is confident that there is no factual basis for these lawsuits against the company. However, it is impossible to predict the final decision of the courts in these matters.

YEAR 2000
Like most of the world, the changing of the century was a quiet and successful transition for customers and employees of the company. The capital investment and the hours of effort by employees have, however, better positioned the company in the event of future emergency events.

ABILITY
The word alone is strong, and as a suffix, it creates words defining strong capabilities. Sensibility, durability, affordability and accountability govern your company's ability to provide long-term, income oriented investors with an attractive total return potential and to meet the service needs of its growing customer base into the next century. We invite you to read further about the abilities of your company and thank you for your continued support.

Floyd E. Wicks
President and Chief Executive Officer

Lloyd E. Ross
Chairman of the Board

[signatures Floyd E. Wicks, President and Chief Executive Officer and Lloyd E. Ross, Chairman of the Board]

STRATEGY AND OPERATING REVIEW

SENSIBILITY

AWR's management team follows a disciplined strategy to protect and increase the value of the company, maintaining high standards on future growth in earnings. AWR is focused on core operations and value-driven acquisitions with the potential to increase shareholder returns and create a strategic match that adds to the value of services provided to current and future customers.

To promote growth, resources are directed to new markets through acquisitions such as those small "tuck in" acquisitions completed last year and privatization of municipally-owned water, wastewater and electric assets. Although, the latter strategy is developing slowly, AWR has realigned its workforce to focus on these types of opportunities. In addition, the company continues to pursue non-regulated markets that will increase its asset base and water and electric customer base, expand geographic boundaries, and diversify operational factors such as those resulting from varying weather patterns and regulatory oversight.

As part of the continued strategy to present AWR as a premier provider of service contracts and acquisition options, American States Utility Services, Inc. (ASUS) will be further developed as an operations and management company. The company has expanded current service contracts and developed opportunities to provide utility services such as billing, 24-hour customer service call handling, meter reading, and other field service options. ASUS is developing concession, operation and maintenance business with municipalities throughout the western United States, and within the next five years, plans to enter into longer term water transfer contracts, which will offer a potential solution to supply challenges.

[1 graphic]

[2 graphs, 3 photos]

DURABILITY

The last year of the 20th century brought significant change in the water industry as the pace of consolidations of public and private utilities throughout California, the United States and the world accelerated. In addition, deregulation of the electric industry in California continued. These changing trends in the delivery of water and electricity, and, indeed the future of the utility industry, will be driven by regulatory and infrastructure demands. These demands force companies to strive for continuous improvement in operations and efficiencies in service. American States Water Company (AWR) continues to embrace and endure change, and to be a key player in the utility industry. The company remains solidly positioned in the top ranks of the United States water utility industry.

Financial strength, a committed management team, top-rated service and operational standards, and reliable supplies of quality water position AWR as a prime provider of services for water, wastewater and electric utilities faced with current and future business challenges. Beginning in 1929 and continuing through the changes of the last 70 years, AWR has successfully operated a variety of water and electric systems meeting population, supply and infrastructure and regulatory challenges.

The company's strategies to focus on core operations and supplement earnings through non-regulated activities in order to increase long-term value, have allowed AWR to weather the current wave of consolidations. Although current share prices have reflected the effects of consolidations, AWR continues to grow earnings from base operations at an average rate of approximately 5% annually for the past five years. Non-regulated operations will increase this growth rate.

AWR has the professionalism and durability that other utility operators look for when they can no longer efficiently meet the needs of their customers. The future changes in the utility industry present extensive opportunities due to affordable options offered by AWR.

[1 graphic]

[2 graphs, 1 photo]

[4 photos]


AWR's cost to serve the average residential customer for a day is approximately $1.50, a monthly cost less than the average tank of gas for a large sport utility vehicle. This efficient cost-of-service figure is due to cost control measures currently in place, and additional improvements are planned for future years. The company's economies of scale often not available to smaller and municipally-owned water, wastewater and electric utilities also offers affordable options to these smaller utilities struggling to maintain regulatory compliance and preserve a high level of service to customers. That difficult equation to solve for smaller and municipally-owned utilities is a challenging situation at present, and one that will become increasingly complex in the future. AWR's status as a leader in the industry positions the company to continue to achieve higher earnings from a larger customer base while minimizing the impact on those customers.

Contributing to economies of scale and operational efficiencies, is the company's rate structure. The company's largest operating region, serving portions the metropolitan Los Angeles area, functions under a single rate enabling the company to offer the same high quality service at a uniform price. By reducing the number of, and costs associated with, general rate case filings, the savings are passed to the customer base.

The company filed an application with the California Public Utilities Commission
(CPUC) to combine tariff schedules into regional rates for the company's second largest operating region serving portions of Orange, Imperial, Riverside and Los Angeles counties. The draft decision supports the company's application. A final decision from the CPUC is anticipated in the second quarter of 2000.

In the recent general rate case submitted to the CPUC, the company is requesting regional rates for the third operating region serving customers in Northern and Central California.

AFFORDABILITY

[1 graph, 1 graphic]

[4 photos]

In 1999, the company continued to increase total shareholder return. In fact, $10,000 invested in December 1994, assuming reinvestment of all dividends, would be worth $26,917(1) at the end of 1999.

However, management will not rest on past accomplishments. As discussed earlier, consolidation in the water industry has driven up share prices considerably. Future shareholder value depends upon continued growth in earnings and dividends. Maintaining financial growth and value to shareholders is, at a minimum, achieved by earning the CPUC-authorized rate of return on equity in recently filed rate cases and generation of additional revenues through non-regulated opportunities. This balance was met in 1999, and the company's disciplined strategy is structured to maintain this balance in future years.

Drivers of AWR's future financial growth include customer base expansion, investment in capital improvements and replacements, and the pursuit of acquisitions and non-regulated activities. The company has extensive experience and proven success in all of these areas and will aggressively pursue value-driven opportunities.

Strong heritage and endurance, combined with the disciplined strategy to offer investors value and to meet the service needs of a growing customer base, demonstrates that AWR is the company reflecting the needs of a new age.

(1) Past performance is no guarantee of future results. Share values and returns fluctuate and gain or loss may occur when shares are sold.

ACCOUNTABILITY

[2 graphs, one graphic]

[Blank]

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

American States Water Company (AWR) is the parent company of Southern California Water Company (SCW) and American States Utility Services, Inc. (ASUS). SCW is a public utility engaged principally in the purchase, distribution and sale of water as well as in the distribution of electricity in several mountain communities. SCW is regulated by the California Public Utilities Commission
(CPUC) as to its water and electric business including properties, rates, services, facilities and other matters. ASUS performs water and energy related services and operations. AWR and ASUS are not regulated by the CPUC. Unless specifically noted, the following discussion and analysis provides information on the company's consolidated operations and assets.

FORWARD-LOOKING INFORMATION
Certain matters discussed in this report (including the documents incorporated herein by reference) are forward-looking statements intended to qualify for the "safe harbor" from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statement will include words such as the company "believes," "anticipates," "expects" or words of similar import. Similarly, statements that describe the company's future plans, objectives, estimates or goals are also forward-looking statements. Such statements address future events and conditions concerning capital expenditures, earnings, litigation, rates, water quality and other regulatory matters, adequacy of water supplies, liquidity and capital resources, opportunities related to operations of municipally-owned water systems and accounting matters. Actual results in each case could differ materially from those currently anticipated in such statements, by reason of factors such as utility restructuring, including ongoing local, state and federal activities; future economic conditions, including changes in customer demand; future climatic conditions; legislative, regulatory and other circumstances affecting anticipated revenues and costs.

RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 1999 AND 1998
Basic earnings per Common Share in 1999 increased by 10.5% to $1.79 per share as compared to $1.62 per share for the comparable period last year. The increase in the recorded results primarily reflects higher revenues at the SCW unit during 1999 as is more fully discussed below.

Water operating revenues increased by 18.5% in 1999 to $159.7 million from the $134.8 million reported in 1998. Water sales volumes in 1999 were 9.0% higher than last year due primarily to the much drier and warmer weather conditions throughout Southern California in 1999. Additional increases in revenues were due to the general rate increases in six of the company's CSAs effective January 1, 1999, which were applicable to 65% of SCW's water customers.

Electric operating revenues of $13.3 million were 1.0% higher in 1999 as compared to last year due to a 2.7% increase in kilowatt-hour sales, primarily by industrial power users. The sales increase was partially offset by the lower billing rates of industrial customers relative to residential customers.

Other revenues increased from $65,000 to $390,000 in 1999 due to increased management fees resulting from new ASUS service contracts established in the year and increased activities with existing contracts.

Purchased water costs in 1999 increased to $36.1 million as compared to $30.8 million in 1998 due to a 12.1% increase in volumes purchased. The increase also reflects reduced reimbursements in 1999 from potentially responsible parties related to groundwater contamination in SCW's Culver City CSA of approximately $570,000, compared with reimbursements of $1.7 million in 1998.

Costs of power purchased for pumping increased by 5.5% to $7.4 million in 1999 chiefly as a result of an increase in pumped groundwater in SCW's water supply mix due to increased sales volumes.

Costs of power purchased for resale in 1999 increased by 42.0% to $7.1 million from the $5.0 million recorded in 1998 due primarily to additional energy demand charges from the energy supplier serving SCW's Bear Valley

Electric Service unit in 1999. As discussed below, most of this increase has been included in the supply cost recovery account and will have to be recovered in future rate increases.

Groundwater production assessments decreased by 5.3% to $7.2 million in 1999 from $7.6 million in 1998 due to reduced quantity rates in SCW's Metropolitan and San Dimas customer service areas.

A positive entry for the provision for supply cost balancing accounts reflects recovery of previously under-collected supply costs. Conversely, a negative entry for the provision for supply cost balancing accounts reflects an under-collection of previously incurred supply costs. In 1999, recovery of previously under-collected supply costs was lower than 1998 due to the previously discussed increase in energy demand charges, the effect of which was partially offset by new rates effective January 1999 authorized to implement new supply costs and to increase collection of previously under-collected costs.

The balancing account mechanism insulates earnings from changes in the unit cost of supply costs which are outside of the immediate control of the company. However, the balancing account is not designed to insulate earnings against changes in the actual supply mix as compared to that mix authorized for recovery in rates. In 1999, SCW's overall supply mix improved favorably over that mix authorized in rates resulting in additional income. There is no assurance that the favorable mix can be sustained in future periods since actual results are affected by availability and quality of water, both purchased and produced from SCW's wells. See the section titled "Water Supply."

Other operating expenses increased by 7.8% from the $14.5 million recorded in 1998 due to increased costs for water treatment, and a higher uncollectible provisions as a result of increased revenues.

Administrative and general expenses increased by 30.0% to $28.6 million in 1999 from the $22.0 million recorded in 1998. The increase is due to costs associated with various acquisition projects, increased employee benefit costs, and additional amounts reserved for certain legal proceedings.

In 1999, maintenance expense increased to the $9.8 million level compared to the recorded $7.3 million in 1998 due principally to increased maintenance on the company's water supply sources, and costs incurred on main replacements. The wet weather conditions during the first part of 1998 also hampered planned maintenance activities, thereby reducing maintenance expense last year.

Depreciation expense in 1999 increased by 8.9% to $13.7 million reflecting the effects of recording approximately $38.2 million in net plant additions during 1998, depreciation on which began in 1999.

Taxes on income increased by approximately 31.7% to $13.3 million in 1999 as compared to the $10.1 million last year due to a 24.5% increase in pre-tax income and a higher effective tax rate in 1999 resulting from the turn-around of depreciation-related temporary differences, the benefits of which were previously flowed-through for ratemaking purposes.

Property and other taxes increased by 7.2% in 1999 to $6.6 million due primarily to increased franchise fees resulting from higher revenues, and increased payroll taxes from higher wages and additional personnel.

Other income decreased by 30.8% in 1999 due primarily to the flow-through of tax benefits related to refinancing of long-term debt in December 1998 for which there were no similar benefits in 1999.

Interest expense increased by 15.5% to $12.9 million primarily due to the issuance of $40 million in long-term debt in January 1999, partially offset by the retirement of $10 million of 10.10% Notes in December 1998.

YEARS ENDED DECEMBER 31, 1998 AND 1997
Basic earnings per Common Share in 1998 increased by 3.8% to $1.62 per share as compared to $1.56 per share in 1997. Although wet weather significantly impacted revenues in 1998, lower supply costs and modest increases in other operating expenses partially offset the decline in revenues.

Water operating revenues decreased by 4.3% in 1998 to $134.9 million from the $141.0 million reported in 1997. Water sales volumes in 1998 were 9.9% lower than last year due to extremely wet weather during the first half of the year. The decrease in sales was partially offset by rate increases effective during 1998.

Electric operating revenues of $13.2 million were 3.4% higher in 1998 as compared to 1997 due to the impact of a general rate increase effective January 1998, as well as a 2.0% increase in kilowatt-hour sales.

Purchased water costs decreased in 1998 to $30.8 million as compared to $38.3 million in 1997 due to a 20.8% decrease in volumes purchased and refunds received from the company's wholesale water supplier during 1998 of approximately $1.4 million. Refunds of $2.0 million were received in 1997.

Costs of power purchased for pumping decreased by 7.2% to $7.0 million in 1998 chiefly as a result of reduced energy costs from the company's suppliers.

Costs of power purchased for resale in 1998 decreased by 3.4% to $5.0 million from the $5.2 million recorded in 1997 due to reduced costs from the company's energy providers offset by the effects of increased kilowatt-hour sales volumes recorded during the year.

Groundwater production assessments increased by 10.5% to $7.6 million in 1998 from $6.8 million in 1997 due to the increased amounts of pumped water in the company's supply mix as well as additional assessments associated with increased pumping in the company's Metropolitan and Orange County CSAs.

A positive entry for the provision for supply cost balancing accounts reflects recovery of previously under-collected supply costs. Conversely, a negative entry for the provision for supply cost balancing accounts reflects an under-collection of previously incurred supply costs. In 1998, recovery of previously under-collected supply costs was lower than 1997 due to the expiration, in January 1998, of a surcharge designed to recover those costs. The new rates, effective January 1999, increased collection of these under-collected costs. The balancing account mechanism insulates earnings from changes in the unit cost of supply costs which are outside of the immediate control of the company. However, the balancing account is not designed to insulate earnings against changes in supply mix, as occurred during the first eight months of 1997.

Other operating expenses increased by 10.6% from the $13.1 million recorded in 1997 due to employee time charged to this category. Reversals in 1997 of costs associated with recovery of water quality expenditures through the CPUC's memorandum account mechanism also contributed to the increase. There were no such reversals of equal magnitude in 1998.

Administrative and general expenses decreased slightly by 0.7% to $22.0 million in 1998 from the $22.1 million recorded in 1997. The decrease is due to stability in costs associated with health insurance, post-retirement medical benefits, pension and 401(k) plan costs and to a reduction of time charged by employees to this category.

In 1998, maintenance expense remained at approximately the $7.3 million level recorded in 1997 due principally to the wet weather conditions during the first part of 1998 that hampered planned maintenance activity.

Depreciation expense in 1998 increased by 14.5% to $12.5 million reflecting the effects of recording approximately $38 million in net plant additions during 1997, depreciation on which began in 1998. In addition, amortization of start-up and organizational costs associated with the formation of AWR is reflected in 1998 and there were no similar amortization costs in 1997.

Taxes on income increased by approximately 3.1% to $10.1 million in 1998 as compared to the $9.8 million in 1997 due to a 5.7% increase in operating income partially offset by a lower effective tax rate.

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

LIQUIDITY AND CAPITAL RESOURCES
AWR funds its operating expenses, dividends on its outstanding Common and Preferred Shares, and makes its mandatory sinking fund payments, principally through dividends from SCW. AWR has filed a Registration Statement with the Securities and Exchange Commission (SEC) for issuance, from time to time, of up to $60 million in Common Shares, Preferred Shares and/or debt securities. The proceeds will be used primarily for investment in its subsidiaries. No securities have been issued under this Registration Statement as of December 31, 1999.

SCW funds the majority of its operating expenses, interest payments on its debt, and dividends on its outstanding Common Shares through internal sources. SCW continues to rely on external sources, including short-term bank borrowing, contributions-in-aid-of-construction, advances for construction and install-and-convey advances, to fund the majority of its construction expenditures.

Because of the seasonal nature of its water and electric operations, SCW utilizes its short-term borrowing capacity to finance current operating expenses. The aggregate short-term borrowing capacity available to SCW under its three bank lines of credit was $47 million as of December 31, 1999, of which a total of $21 million was outstanding. SCW routinely employs short-term bank borrowing as an interim financing source prior to funding capital expenditures on a long-term basis.

In 1998, SCW filed a Registration Statement with the SEC for issuance, from time to time, of up to $60 million in long-term debt. In January 1999, SCW issued $40 million of long-term debt pursuant to this Registration Statement, leaving $20 million for issuance at a later date. The funds were used primarily to repay short-term bank borrowings, after which construction expenditures were funded.

The company has no derivative financial instruments, financial instruments with significant off-balance sheet risks or financial instruments with concentrations of credit risk.

CONSTRUCTION PROGRAM
SCW's construction program is designed to ensure its customers' high quality service. A program for water pipeline replacement is on-going throughout the 22 CSAs, based on priority of leaks detected, fire protection enhancements and reflection of the underlying replacement schedule. In addition, general upgrades in SCW's water supply facilities are anticipated to be on-going. SCW's board of directors has approved anticipated net capital expenditures of $55.4 million in 2000. Neither AWR nor ASUS have material capital requirements.

REGULATORY MATTERS
SCW is subject to regulation by the CPUC, which has broad powers with respect to service and facilities, rates, classifications of accounts, valuation of properties, the purchase, disposition and mortgaging of properties necessary or useful in rendering public utility service, the issuance of securities, the granting of certificates of convenience and necessity as to the extension of services and facilities and various other matters. AWR and ASUS are not regulated by the CPUC. The CPUC does, however, regulate certain transactions between SCW and its non-regulated affiliates.

The 22 CSAs of SCW are grouped into 16 water districts and one electric district for ratemaking purposes. Water rates vary among the 16 ratemaking districts due to differences in operating conditions and costs. SCW monitors operations on a regional basis in each of these districts so that applications for rate changes may be filed, when warranted. Under the CPUC's practices, rates may be increased by three methods: general rate case increases (GRC), offsets for certain expense increases and advice letter filings related to certain plant additions. GRCs are typically for three-year periods, which include step increases for the second and third year. Rates are based on a forecast of expenses and capital costs. GRCs have a typical regulatory lag of one year. Offset rate increases typically have a two to four month regulatory lag.

New water rates for six of SCW's customer service areas and recovery of costs associated with SCW's general office functions were implemented in January 1999. Step increases in rates for Arden-Cordova, Bay Point and Los Osos CSAs were also effective in January 1999.

Applications to increase water rates were filed for four water ratemaking districts in SCW's Region III in March 1999. A draft decision has been issued by the Administrative Law Judge assigned to this matter that supports the settlement on all issues reached between SCW and the CPUC Staff. SCW has also filed an application with the CPUC to combine tariff schedules into regional rates for the CSAs that make up SCW's Region III. The Administrative Law Judge assigned to this matter has issued a draft decision that supports SCW's application. A final decision from the CPUC on both issues is anticipated in the second quarter of 2000.

The GRC step increase for the Metropolitan CSA and the General Office Allocation step increases for Simi Valley, Arden-Cordova, Santa Maria and Bay Point, were effective beginning January 2000. Attrition increases for Arden-Cordova and Bay Point CSAs were effective beginning January 2000.

In March 1998, the CPUC issued an Order Instituting Investigation (OII) to regulated water utilities in California, including SCW. The purpose of the OII is to determine whether existing standards and policies regarding drinking water quality adequately protect the public health and whether those standards and policies are being uniformly complied with by those water utilities. The OII delineates the constitutional and statutory jurisdiction of the CPUC and the Department of Health Services (DOHS) in establishing and enforcing adherence to water quality standards. The CPUC's jurisdiction provides for the establishment of rates which permit water utilities to provide water meeting the established water quality standards at prices which are both affordable and allow the utility to earn a reasonable return on its investment. SCW has provided its response to a series of questions dealing with the adequacy of current drinking water standards, compliance by water utilities with such standards, appropriate remedies for failure to comply with drinking water standards and whether increased enforcement and additional drinking water standards are necessary. The Administrative

Law Judge assigned to the OII has issued a draft decision finding that water utilities, including SCW, have complied with DOHS regulations and requirements. SCW is unable to predict whether the draft decision will be approved in part or in its entirety. SCW anticipates a final decision by the CPUC on this matter in 2000.

On April 22, 1999, the CPUC issued an order denying SCW's application seeking approval of its recovery through rates of costs associated with its participation in the Coastal Aqueduct Extension of the State Water Project
(SWP). SCW's participation in the SWP commits it to a 40-year entitlement with a value of approximately $9.5 million. SCW's investment in SWP is currently included in Other Property and Investments. The remaining balance of the related liability of approximately $7 million is recorded as other long-term debt. SCW intends to recover its investment in SWP through contributions from developers on a per-lot or other basis, and, failing that, sale of its 500 acre-foot entitlement in SWP. SCW believes that its full investment and on-going costs associated with its ownership will be fully recovered.

ENVIRONMENTAL MATTERS
The 1996 amendments to the Safe Drinking Water Act (SDWA) revised the 1986 amendments to the SDWA with a new process for selecting and regulating contaminants. The Environmental Protection Agency (EPA) can only regulate contaminants that may have adverse health effects, which are known or are likely to occur at levels of public health concern, and, if regulated, the regulation would provide "a meaningful opportunity for health risk reduction." The EPA has published a list of contaminants for possible regulation and must update that list every five years. In addition, every five years, the EPA must select at least five contaminants on that list and determine whether to regulate them. The new law allows the EPA to bypass the selection process and adopt interim regulations for contaminants in order to address urgent health threats. Current regulations, however, remain in place and are not subject to the new standard-setting provisions. The DOHS, acting on behalf of the EPA, administers the EPA's program in California.

The 1996 SDWA amendments allow the EPA, for the first time, to base primary drinking water regulations on risk assessment and cost/benefit considerations and on minimizing overall risk. The EPA must base regulations on the best available, peer-reviewed science and data from best available methods. For proposed regulations that involve the setting of maximum contaminant levels
(MCLs), the EPA must use, and seek public comment on, an analysis of quantifiable and non-quantifiable risk-reduction benefits and cost for each MCL.

SCW currently tests its wells and water systems according to requirements listed in the SDWA. Water from wells found to contain levels of contaminants above the established MCLs is treated before it is delivered to customers.

Since the SDWA became effective, SCW has experienced increased operating costs for testing to determine the levels, if any, of the constituents in SCW's sources of supply and additional expense to lower the level of any such contaminants in order to meet the MCL standards. Such costs and the costs of controlling any other contaminants may cause SCW to experience additional capital costs and increased operating costs. The ratemaking process provides SCW with the opportunity to recover prudently incurred capital and operating costs associated with water quality.

There have been no environmental matters that have materially affected or are currently materially affecting SCW's Bear Valley Electric Service CSA. The construction of a proposed 115kv line to serve the Bear Valley Electric CSA is subject to an Environmental Impact Study (EIS). Delays in approval of the EIS could impact service in the area. SCW has, however, taken other measures, including some measures that will be enacted on an emergency basis, to meet load growth and mitigate delay in approval of the EIS.

WATER SUPPLY
During 1999, the company supplied a total of 195,886 acre feet of water. Of this amount, approximately 58.2% came from pumped sources and 40.2% was purchased from others, principally the Metropolitan Water District of Southern California
(MWD). The remaining amount was supplied by the Bureau of Reclamation (the Bureau) under a no-cost contract. During 1998, the company supplied 179,927 acre feet of water, 60.7% of which came from pumped sources, 39.0% was purchased and the remainder was supplied by the Bureau.

The MWD is a water district organized under the laws of the State of California for the purpose of delivering imported water to areas within its jurisdiction. The company has 52 connections to the water distribution facilities of MWD and other municipal water agencies. MWD imports water from two principal sources: the Colorado River and the State Water Project (SWP). Available water supplies from the Colorado River and the SWP have historically been sufficient to meet most of MWD's requirements and MWD's supplies from these sources are anticipated to remain adequate through 2000. MWD's import of water from the Colorado River is expected to decrease in future years due to the requirements of the Central Arizona Project. In response, MWD has taken a number of steps to secure additional storage capacity and to increase available water supplies by effecting transfers of water rights from other sources.

The company's water supply and revenues are significantly affected by changes in meteorological conditions. Water sales volumes have been impacted during the last two years by the El Nino/La Nina Southern Oscillation phenomena. El Nino brings substantial rainfall to Southern California and the opposite, La Nina, often means diminished rainfall. During the `80s and `90s, El Nino increased precipitation as much as 250% of normal for some SCW service areas, while La Nina decreased rain levels 30% to 50% of normal.

In 1999, after the 1997-1998 El Nino heavy rain season, La Nina moved rainfall to the north and substantially reduced rainfall in SCW's service areas with some systems experiencing less than 32% of normal rainfall.

In spite of the anticipated La Nina conditions, the 2000 water year supply outlook remains adequate to meet SCW's needs. As of January 2000, California reservoirs stand at 125% of average. This positive outlook is due to the fact that reservoirs are still holding some of the El Nino surplus and groundwater levels are usually not diminished by a single year of below normal precipitation. Although overall groundwater conditions remain at adequate levels, certain of SCW's groundwater supplies have been affected to varying degrees by various forms of contamination which, in some cases, have caused increased reliance on purchased water in its supply mix.

WATER-RELATED OPPORTUNITIES
In late 1998, ASUS was formed to pursue opportunities such as long-term leases, and operation and maintenance contracts of government or municipally-owned water and wastewater systems. Privatization opportunities in California have been few to date and ASUS has focused its efforts on service contracts with municipalities and others in order to build long-term relationships.

YEAR 2000 READINESS
The company has no Y2K incidents, business disruptions, failures or legal proceedings to report. There were no actual or anticipated effects or changes to the company's operating trends or revenue patterns as a result of the transition from December 1999 to January 2000.

SCW formally announced its 100% Y2K Ready status when it filed its compliance report with the CPUC on November 1, 1999. The company's general process for addressing the Y2K issue was (i) to inventory all systems that may have a potential Y2K impact, (ii) to determine the materiality of these non-Y2K ready systems, (iii) to replace and test, correct and test, or prepare for the failure of material items that have been determined to be non-Y2K ready, and (iv) to prepare contingency plans, which included, among other things, increased staffing during critical periods, manual back-up for automated systems and the use of portable generators capable of providing power during a black-out.

Not all Y2K problems were necessarily expected to surface in early 2000. The company does not have, and may never fully have, sufficient information about the Y2K exposure of third parties to adequately predict the risks posed by them to the company. If the third parties later discover any Y2K problems that are not remedied, resulting problems could include loss of utility services and disruption of water supplies.

Costs incurred to address Y2K issues are estimated to be $7.5 million. The company has incurred $4.8 million in costs associated with Y2K readiness at January 2000, $4.0 million of which is in capital investments. The company believes that these capital expenditures as well as the remaining Y2K-related investments will be recovered through rates. See Note 13 - Year 2000 Readiness Update for additional information.

ACCOUNTING STANDARDS

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes a new model for accounting for derivative and hedging activities, and supersedes and amends a number of existing standards. Adoption of this statement, with an extended effective date for fiscal years beginning after December 15, 1999, will not have a significant impact on financial position or results of operation.

Page 19
                                     FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

                                                                                        December 31,
                                                                                 ---------------------------
                                                                                   1999              1998
                                                                                 ---------         ---------
                                                                                       (in thousands)
ASSETS
UTILITY PLANT, AT COST
    Water                                                                        $ 532,007         $ 482,989
    Electric                                                                        36,349            35,171
                                                                                 ---------         ---------
                                                                                   568,356         $ 518,160
        Less - Accumulated depreciation                                           (151,733)         (138,423)
                                                                                 ---------         ---------
                                                                                   416,623           379,737
        Construction work in progress                                               32,972            35,016
                                                                                 ---------         ---------
        Net utility plant                                                          449,595           414,753
                                                                                 ---------         ---------


OTHER PROPERTY AND INVESTMENTS                                                      10,583             1,077
                                                                                 ---------         ---------

CURRENT ASSETS
    Cash and cash equivalents                                                        2,189               620
    Accounts receivable-customers, less reserves of $487 in 1999;
     $403 in 1998                                                                   10,135             7,626
    Other accounts receivable                                                        4,347             5,301
    Unbilled revenue                                                                11,345             9,303
    Materials and supplies, at average cost                                          1,153               994
    Supply cost balancing accounts                                                   4,774             4,300
    Prepayments                                                                      4,851             5,988
    Accumulated deferred income taxes - net                                          5,546             5,156
                                                                                 ---------         ---------
        Total current assets                                                        44,340            39,288
                                                                                 ---------         ---------
DEFERRED CHARGES
    Unamortized debt expense and redemption premium                                  6,811             6,635
    Regulatory tax-related assets                                                   19,941            21,506
    Other                                                                            1,911             1,412
                                                                                 ---------         ---------
        Total deferred charges                                                      28,663            29,553
                                                                                 ---------         ---------
           TOTAL ASSETS                                                          $ 533,181         $ 484,671
                                                                                 =========         =========
CAPITALIZATION AND LIABILITIES
CAPITALIZATION
    Common Shareholders' equity                                                  $ 158,846         $ 154,299
    Preferred Shares                                                                 1,600             1,600
    Preferred Shares - mandatory redemption                                            360               400
    Long-term debt                                                                 167,363           120,809
                                                                                 ---------         ---------
        Total capitalization                                                       328,169           277,108
                                                                                 ---------         ---------
CURRENT LIABILITIES
    Notes payable to banks                                                          21,000            38,000
    Long-term debt and Preferred Shares - current                                      340               260
    Accounts payable                                                                13,777            10,218
    Taxes payable                                                                    5,432             5,900
    Accrued interest                                                                 1,584             1,405
    Other                                                                           12,832             7,985
                                                                                 ---------         ---------
        Total current liabilities                                                   54,965            63,768
                                                                                 ---------         ---------
OTHER CREDITS
    Advances for construction                                                       57,485            54,743
    Contributions in aid of construction                                            38,895            36,530
    Accumulated deferred income taxes - net                                         48,302            46,902
    Unamortized investment tax credits                                               3,064             3,155

    Regulatory tax-related liability                                                 1,861             1,906
    Other                                                                              440               559
                                                                                 ---------         ---------
        Total other credits                                                        150,047           143,795
                                                                                 ---------         ---------
           TOTAL CAPITALIZATION AND LIABILITIES                                  $ 533,181         $ 484,671
                                                                                 =========         =========

The accompanying notes are an integral part of these financial statements

CONSOLIDATED STATEMENTS OF CAPITALIZATION

                                                                                        December 31,
                                                                                 ---------------------------
                                                                                   1999              1998
                                                                                 ---------         ---------
                                                                                       ( in thousands)
COMMON SHAREHOLDERS' EQUITY:
    Common Shares, $2.50 stated value--
        Authorized 30,000,000 shares
        Outstanding 8,957,671 in 1999 and 1998                                   $  22,394         $  22,394
    Additional paid-in capital                                                      74,937            74,937
    Earnings reinvested in the business                                             61,515            56,968
                                                                                 ---------         ---------
                                                                                   158,846           154,299
                                                                                 ---------         ---------

PREFERRED SHARES: $25 PAR VALUE
    Authorized 64,000 shares
    Outstanding 32,000 shares, 4% Series                                               800               800
    Outstanding 32,000 shares, 4 1/4% Series                                           800               800
                                                                                 ---------         ---------
                                                                                     1,600             1,600
                                                                                 ---------         ---------

PREFERRED SHARES SUBJECT TO MANDATORY REDEMPTION
Requirements: $25 par value
    Authorized and outstanding 16,000 shares in 1999 and 17,600
        shares in 1998, 5% Series                                                      400               440
    Less: Preferred Shares to be redeemed within one year                              (40)              (40)
                                                                                 ---------         ---------
                                                                                       360               400
                                                                                 ---------         ---------

LONG-TERM DEBT
    5.82% notes due 2003                                                            12,500            12,500
    6.64% notes due 2013                                                             1,100             1,100
    6.80% notes due 2013                                                             2,000             2,000
    8.50% fixed rate obligation due 2013                                             1,798             1,882
    Variable rate obligation due 2014                                                6,000             6,000
    Variable rate obligation due 2018                                                  650               630
    6.87% notes due 2023                                                             5,000             5,000
    7.00% notes due 2023                                                            10,000            10,000
    7.55% notes due 2025                                                             8,000             8,000
    7.65% notes due 2025                                                            22,000            22,000
    5.50% notes due 2026                                                             8,000             8,000
    6.81% notes due 2028                                                            15,000            15,000
    6.59% notes due 2029                                                            40,000                --
    9.56% notes due 2031                                                            28,000            28,000
    State Water Project due 2035                                                     7,028                --
    Other                                                                              587               917
                                                                                 ---------         ---------
                                                                                   167,663           121,029
Less: Current maturities                                                              (300)             (220)
                                                                                 ---------         ---------
                                                                                   167,363           120,809
                                                                                 ---------         ---------
        TOTAL CAPITALIZATION                                                     $ 328,169         $ 277,108
                                                                                 =========         =========

The accompanying notes are an integral part of these financial statements

CONSOLIDATED STATEMENTS OF INCOME

                                                                   For the years ended December 31,
                                                            ---------------------------------------------
                                                              1999              1998              1997
                                                            ---------         ---------         ---------
                                                               (in thousands, except per share amounts)
OPERATING REVENUES
    Water                                                   $ 159,693         $ 134,794         $ 140,988
    Electric                                                   13,338            13,201            12,767
    Other                                                         390                65                --
                                                            ---------         ---------         ---------
        Total operating revenues                              173,421           148,060           153,755
                                                            ---------         ---------         ---------

OPERATING EXPENSES
    Water purchased                                            36,143            30,833            38,318
    Power purchased for resale                                  7,119             5,013             5,188
    Power purchased for pumping                                 7,394             7,009             7,554
    Groundwater production assessment                           7,170             7,567             6,847
    Supply cost balancing accounts                               (473)               28             2,813
    Other operating expenses                                   15,594            14,459            13,074
    Administrative and general expenses                        28,600            21,987            22,138
    Depreciation and amortization                              13,650            12,538            10,952
    Maintenance                                                 9,799             7,311             7,301
    Taxes on income                                            13,345            10,130             9,830
    Property and other taxes                                    6,566             6,124             6,282
                                                            ---------         ---------         ---------
        Total operating expenses                              144,907           122,999           130,297
                                                            ---------         ---------         ---------
OPERATING INCOME                                               28,514            25,061            23,458
                                                            ---------         ---------         ---------

OTHER INCOME
    Total other income - net                                      532               769               758
                                                            ---------         ---------         ---------
    Income before interest charges                             29,046            25,830            24,216
                                                            ---------         ---------         ---------

INTEREST CHARGES
    Interest on long-term debt                                 11,294             9,612             8,821
    Other interest and amortization of debt expense             1,651             1,595             1,336
                                                            ---------         ---------         ---------
        Total interest charges                                 12,945            11,207            10,157
                                                            ---------         ---------         ---------

NET INCOME                                                     16,101            14,623            14,059
    Dividends on Preferred Shares                                 (88)              (90)              (92)
                                                            ---------         ---------         ---------

EARNINGS AVAILABLE FOR COMMON SHAREHOLDERS                  $  16,013         $  14,533         $  13,967

BASIC EARNINGS PER COMMON SHARE                             $    1.79         $    1.62         $    1.56

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING            8,958             8,958             8,957
                                                            =========         =========         =========

The accompanying notes are an integral part of these financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN COMMON SHAREHOLDERS' EQUITY

                                                             Common Shares                           Earnings
                                                        -----------------------      Additional     Reinvested
                                                         Number                        Paid-in        in the
                                                        of Shares       Amount         Capital       Business
                                                        --------        -------        -------       --------
                                                                            (in thousands)
BALANCES AT DECEMBER 31, 1996                              8,886        $22,215        $73,645        $50,906
Add:
    Net Income                                                                                         14,059
    Issuance of Common Shares for public offering             72            179          1,292
Deduct:
    Dividends on Preferred Shares                                                                          92
    Dividends on Common Shares - $1.245 per share                                                      11,151
                                                         -------        -------        -------        -------

BALANCES AT DECEMBER 31, 1997                              8,958        $22,394        $74,937        $53,722
Add:
    Net Income                                                                                         14,623
Deduct:
    Dividends on Preferred Shares                                                                          90
    Dividends on Common Shares - $1.26 per share                                                       11,287
                                                         -------        -------        -------        -------

BALANCES AT DECEMBER 31, 1998                              8,958        $22,394        $74,937        $56,968
Add:
    Net Income                                                                                         16,101
Deduct:
    Dividends on Preferred Shares                                                                          88
    Dividends on Common Shares - $1.28 per share                                                       11,466
                                                         -------        -------        -------        -------

BALANCES AT DECEMBER 31, 1999                              8,958        $22,394        $74,937        $61,515
                                                         =======        =======        =======        =======

The accompanying notes are an integral part of these financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                     For the years ended December 31,
                                                                ------------------------------------------
                                                                  1999             1998             1997
                                                                --------         --------         --------
                                                                              (in  thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                                  $ 16,101         $ 14,623         $ 14,059
    Adjustments for non-cash items:
        Depreciation and amortization                             14,364           15,368           11,170
        Deferred income taxes and investment tax credits           2,440            5,241              826
        Other - net                                                1,066            1,394              873
    Changes in assets and liabilities:
        Customer receivables                                      (1,555)             918             (673)
        Supply cost balancing accounts                              (474)             (14)           1,987
        Accounts payable                                           3,559           (1,552)          (1,095)
        Taxes payable                                               (468)          (3,215)           3,338
        Other - net                                                3,977              438              341
                                                                --------         --------         --------
           Net cash provided                                      39,010           33,201           30,826
                                                                --------         --------         --------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Construction expenditures                                    (57,823)         (43,623)         (36,799)
                                                                --------         --------         --------
           Net cash used                                         (57,823)         (43,623)         (36,799)
                                                                --------         --------         --------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Issuance of Common Shares                                         --               --            1,472
    Issuance of long-term debt and lease obligations              47,028           15,000            8,000
    Receipt of advances for and contributions in aid of
     construction                                                  5,300            3,381            1,302
    Refunds on advances for construction                          (2,957)          (2,651)          (2,957)
    Retirement or repayments of long-term debt and
        redemption of Preferred Shares - net                        (435)          (9,488)            (198)
    Net change in notes payable to banks                         (17,000)          12,000           10,000
    Common and Preferred dividends paid                          (11,554)         (11,386)         (11,243)
                                                                --------         --------         --------
         Net cash provided                                        20,382            6,856            6,376
                                                                --------         --------         --------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS               1,569           (3,566)             403
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                         620            4,186            3,783
                                                                --------         --------         --------
CASH AND CASH EQUIVALENTS, END OF YEAR                          $  2,189         $    620         $  4,186
                                                                --------         --------         --------

TAXES AND INTEREST PAID:
    Income taxes paid                                           $ 12,137         $  5,430         $  6,338
    Interest paid                                                 11,834           11,391            9,451
                                                                --------         --------         --------

NON-CASH TRANSACTIONS:
    Property installed by developers and conveyed to
    company                                                     $  4,096         $  1,797         $  2,082
                                                                ========         ========         ========

The accompanying notes are an integral part of these financial statements

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

American States Water Company (AWR) is the parent company of Southern California Water Company (SCW) and American States Utility Services, Inc. (ASUS). SCW is a public utility engaged principally in the purchase, production, distribution and sale of water as well as in the distribution of electricity in several mountain communities. SCW is regulated by the California Public Utilities Commission
(CPUC) as to its water and electric business including properties, rates, services, facilities and other matters. ASUS performs non-regulated, water related services and operations on a contract basis. The consolidated financial statements include the accounts of AWR, SCW and ASUS . Virtually all of AWR's assets and revenues are those of SCW.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The consolidated financial statements include the accounts of AWR and its wholly-owned subsidiaries, SCW and ASUS, collectively referred to as the company. Inter-company transactions and balances have been eliminated.

The accounting records for SCW are maintained in accordance with the Uniform System of Accounts prescribed by the CPUC. The preparation of these financial statements required the use of certain estimates by management in determining the company's assets, liabilities, revenues and expenses.

Property and Depreciation: The company capitalizes, as utility plant, the cost of additions and replacements of retirement units. Such cost includes labor, material and certain indirect charges. Depreciation is computed on the straight-line, remaining-life basis. For the years 1999, 1998 and 1997 the aggregate provisions for depreciation approximated 2.91%, 2.79%, and 2.77% of the beginning of the year depreciable plant, respectively.

Interest: Interest is generally not capitalized for financial reporting purposes as such procedure is usually not followed for rate-making purposes.

Revenues: Revenues include amounts billed to customers and an amount of unbilled revenue representing amounts to be billed for usage from the last meter reading date to the end of the accounting period.

Basic Earnings Per Common Share: Basic Earnings per Common Share are based upon the weighted average number of Common Shares outstanding and net income after deducting preferred dividend requirements. There are no dilutive securities. Accordingly, diluted earnings per share is not calculated.

Supply Cost Balancing Accounts: As permitted by the CPUC, the company maintains water and electric supply cost balancing accounts to account for under-collections and over-collections of revenues designed to recover such costs. Recoverability of such costs is recorded in income and charged to balancing accounts when such costs are incurred. The balancing accounts are reversed when such costs are recovered through rate adjustments. The company accrues interest on its supply cost balancing accounts at the rate prevailing for 90-day commercial paper.

Debt Issue Expense and Redemption Premiums: Original debt issue expenses are amortized over the lives of the respective issues. Premiums paid on the early redemption of debt which is reacquired through refunding are deferred and amortized over the life of the debt issued to finance the refunding. The redemption premium on debt reacquired without refunding is amortized over the remaining period the debt would have been outstanding.

Other Credits: Advances for construction represent amounts advanced by developers which are generally refundable at either a rate of 22% of the revenue received from the installations for which funds were advanced or in equal annual installments over a 40-year period. Contributions-in-aid-of-construction are similar to advances, but require no refunding and are amortized over the useful lives of the related property.

Cash and Cash Equivalents: For purposes of the Statements of Cash Flows, cash and cash equivalents include short-term cash investments with an original maturity of three months or less.

Financial Instrument Risk: The company does not carry any financial instruments with off-balance sheet risk nor do its operations result in concentrations of credit risk.

Fair Value of Financial Instruments: The table below estimates the fair value of each represented class of financial instrument. For cash and cash equivalents, accounts receivable and short-term debt, the carrying amount is used. Otherwise, rates available to the company at December 31, 1999 and 1998 for debt with similar terms and remaining maturities were used to estimate fair value for long-term debt. Changes in the assumptions will produce differing results.

                                       1999                           1998
                           -----------------------------   -----------------------------
(in thousands)             CARRYING AMOUNT    FAIR VALUE   Carrying amount    Fair value
                           ---------------    ----------   ---------------    ----------
                                                    (in thousands)
Financial assets:
    Cash                       $  2,189        $  2,189        $    620        $    620
    Accounts receivable          25,827          25,827          22,230          22,230
Financial liabilities:
    Short-term debt            $ 21,000        $ 21,000        $ 38,000        $ 38,000
    Long-term debt             $167,663        $161,843        $120,809        $135,092
                               --------        --------        --------        --------

NOTE 2 - CAPITAL STOCK
All of the series of Preferred Shares outstanding at December 31, 1999, are redeemable at the option of the company. At December 31, 1999, the redemption price per share for each series of $25 Preferred Shares was $27.00, $26.50 and $25.25 for the 4%, 4 _% and 5% Series, respectively. To each of the redemption prices must be added accrued and unpaid dividends to the redemption date.

The $25 Preferred Shares, 5% Series, are subject to mandatory redemption provisions of 1,600 shares per year. The annual aggregate mandatory redemption requirements for this Series for the five years subsequent to December 31, 1999 is $40,000 each year.

In 1996, the company issued 1,000,000 Common Shares through a secondary public offering. In January 1997, the company issued 71,500 Common Shares through a secondary public offering. The net proceeds from this sale were used to repay a portion of short-term debt then outstanding.

For the years ended December 31, 1999, December 31, 1998 and December 31, 1997, all shares issued under the company's Common Share Purchase and Dividend Reinvestment Plan (DRP) and the 401(k) Plan were purchased on the open market. There were 500,000 and 571,408 Common Shares reserved for issuance under the DRP and the 401(k) Plan, respectively, at December 31, 1999. Shares reserved for the 401(k) Plan are in relation to company matching contributions and for investment purposes by participants.

As of December 31, 1999 there were no retained earnings restricted under any of the company's debt instruments, as to the payment of cash dividends on Common Shares.

In 1998, the board of directors adopted a Shareholder Rights Plan (Rights Plan) and authorized a dividend distribution of one right (a Right) to purchase 1/1000th of a Junior Participating Preferred Share for each outstanding Common Share. The Rights Plan became effective in September 1998 and will expire in September 2008. The Rights Plan is designed to provide shareholders' protection and to maximize shareholder value by encouraging a prospective acquirer to negotiate with the board.

Each Right represents a right to purchase 1/1000th of Junior Participating Preferred Share at the price of $120, subject to adjustment (the Purchase Price). Each Junior Participating Preferred Share is entitled to receive a dividend equal to 1000 times any dividend paid on Common Shares and 100 votes per share in any shareholder election. The Rights become exercisable upon occurrence of a Distribution Date. A Distribution Date event occurs if (i) any person accumulates 15% of the then outstanding Common Share, (ii) any person presents a tender offer which caused the person's ownership level to exceed 15% and the board determines the tender offer not to be fair to AWR's shareholders, or (iii) the board determines that a shareholder maintaining a 15% interest in the Common Shares could have an adverse impact on AWR or could attempt to pressure AWR to repurchase the holder's shares at a premium.

Until the occurrence of a Distribution Date, each Right trades with the Common Share and is not separately transferable. When a Distribution Date occurs, AWR would distribute separately Rights Certificates to Common Shareholders and the Rights would subsequently trade separate from the Common Shares and each holder of a Right, other than the acquiring person whose Rights will thereafter be void, will have the right to receive upon exercise at its then current Purchase Price that number of Common Shares having a market value of two times the Purchase Price of the Right. If AWR merges into the acquiring person or enters into any transaction that unfairly favors the acquiring person or disfavors AWR's other shareholders, the Right becomes a right to purchase Common Shares of the acquiring person having market value of two times the Purchase Price.

The board of directors may determine that in certain circumstances a proposal which would cause a Distribution Date is in the best interest of AWR's shareholders. Therefore, the Board of Directors may, at its option, redeem the Rights at a redemption price of $0.01 per Right.

NOTE 3 - COMPENSATING BALANCES AND BANK DEBT
At December 31, 1999, SCW maintained $47 million in aggregate borrowing capacity with three commercial banks with no compensating balances required. Of this amount, $21 million was outstanding at year-end. Loans can be obtained at the option of SCW and bear interest at rates based on floating prime borrowing rates or at money market rates.

Short-term borrowing activities for the last three years were as follows:

                                                          December 31,
                                             ---------------------------------------
                                              1999            1998            1997
                                             -------         -------         -------
                                                  (in thousands, except percent)
Balance outstanding at December 31,          $21,000         $38,000         $26,000
Interest rate at December 31,                   7.35%           5.86%           6.39%
Average amount outstanding                     8,775          19,309         $15,678

Weighted average annual interest rate           5.11%           6.78%           6.27%
Maximum amount outstanding                   $21,000         $39,000         $32,000
                                             -------         -------         -------

NOTE 4 - LONG-TERM DEBT
In March 1998, SCW sold the remaining $15 million under its Series B Medium Term Note Program and in December 1998, SCW redeemed all of its outstanding 10.10% Notes. In January 1999, $40 million of Series C Medium Term Notes were sold. The funds were used initially to repay short-term bank borrowings and, after that, to fund construction expenditures. The company has no mortgage debt, and leases and other similar financial arrangements are not material.

SCW has posted an Irrevocable Letter of Credit, which expires July 31, 2000, in the amount of $646,631 as security for its self-insured workers' compensation plan. SCW has also provided an Irrevocable Letter of Credit, which expires July 31, 2001, in the amount of $6,296,000 to a trustee with respect to the variable rate obligation issued by the Three Valleys Municipal Water District.

Annual maturities of all long-term debt, including capitalized leases, amount to $303,356, $231,559, $246,528, $262,036 and $278,644 for the five years ending
December 31, 2000 through 2004, respectively.

NOTE 5 - TAXES ON INCOME
The company provides deferred income taxes for temporary differences under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109), for certain transactions which are recognized for income tax purposes in a period different from that in which they are reported in the financial statements. The most significant items are the tax effects of accelerated depreciation, the supply cost balancing accounts and advances for and contributions-in-aid-of-construction. SFAS No. 109 also requires that rate-regulated enterprises record deferred income taxes for temporary differences accorded flow-through treatment at the direction of a regulatory commission. The resulting deferred tax assets and liabilities are recorded at the expected cash flow to be reflected in future rates. Since the CPUC has consistently permitted the recovery of previously flowed-through tax effects, SCW has established regulatory liabilities and assets offsetting such deferred tax assets and liabilities.

Deferred investment tax credits are being amortized to other income ratably over the lives of the property giving rise to the credits.

The significant components of deferred tax assets and deferred tax liabilities, as reflected in the balance sheets, and the accumulated net deferred income tax liabilities at December 31, 1999 and 1998 were:

                                                      December 31,
                                               -------------------------
                                                 1999            1998
                                               --------         --------
                                                     (in thousands)
Deferred tax assets:
    Balancing accounts                         $   (175)        $     33
    State tax effect                              5,721            5,123
                                               --------         --------
                                                  5,546            5,156
                                               --------         --------
Deferred tax liabilities
    Depreciation                                (44,939)         (43,442)
    Advances and contributions                   15,862           16,694
    Other property related                      (10,007)         (11,488)
    Other non-property related                   (9,218)          (8,666)
                                               --------         --------
                                                (48,302)         (46,902)
                                               --------         --------
Accumulated deferred income taxes - net        $(42,756)        $(41,746)
                                               --------         --------

The current and deferred components of income tax expense are as follows:

                                                                  December 31,
                                                   -----------=-------------------------------
                                                     1999             1998             1997
                                                   --------         --------         --------
                                                                 (in thousands)
Current
    Federal                                        $  9,360         $  5,219         $  7,205
    State                                             2,799            1,727            2,287
                                                   --------         --------         --------
Total current tax expense                            12,159            6,946            9,492
                                                   --------         --------         --------
Deferred - Federal and State:
    Accelerated depreciation                          3,405            3,319            2,996
    Balancing accounts                                 (207)               6             (871)

    Advances and contributions                           --               --             (210)
    California privilege year franchise tax            (970)            (544)            (617)

    Other                                              (664)            (398)            (566)
                                                   --------         --------         --------
Total deferred tax expense                            1,564            2,383              732
                                                   --------         --------         --------
Total income tax expense                             13,723            9,329           10,224
                                                   --------         --------         --------
Income taxes included in operating expenses          13,345           10,130            9,830
Income taxes included in other income and
 expenses - net                                         378             (801)             394
                                                   --------         --------         --------
Total income tax expense                           $ 13,723         $  9,329         $ 10,224
                                                   --------         --------         --------

Additional information regarding taxes on income is set forth in the following table:

                                                                  December 31,
                                                   ------------------------------------------
                                                     1999             1998             1997
                                                   --------         --------         --------
                                                           (in  thousands, except percent)
Federal taxes on pre-tax income at statutory rates $ 10,438         $  8,470         $  8,451
Increase (decrease) in taxes resulting from:
    State income tax expense                          2,605            1,654            1,864
    Depreciation                                      1,184              944              853
    Federal benefit of state taxes                     (912)            (579)            (652)
    Adjustments to prior years' provisions              433              (97)            (143)
    Payment of premium on redemption                     66             (813)              --

    Other - net                                         (91)            (250)            (149)
                                                   --------         --------         --------
Total income tax expense                           $ 13,723         $  9,329         $ 10,224
                                                   --------         --------         --------
Pre-tax income                                     $ 29,824         $ 23,952         $ 24,145
                                                   --------         --------         --------
Effective income tax rate                              46.0%            38.9%            42.3%
                                                   --------         --------         --------

NOTE 6 - EMPLOYEE BENEFIT PLANS
The company maintains a pension plan (the Plan) which provides eligible employees (those age 21 and older, with one year of service) monthly benefits upon retirement based on average salaries and length of service. The normal retirement benefit is equal to 2% of the five highest consecutive years average earnings multiplied by the number of years of credited service, up to a maximum of 40 years, reduced by a percentage of primary social security benefits. There is also an early retirement option. Annual contributions are made to the Plan which comply with the funding requirements of the Employee Retirement Income Security Act (ERISA). At December 31, 1999, the company had 713 participants in the Plan, 54 of these are employees covered by collective bargaining agreements, the earliest of which expires in 2001.

The company also provides all active employees medical, dental and vision care benefits through a medical insurance plan. Eligible employees who retired prior to age 65, and/or their spouses, were able to retain the benefits under the active plan until reaching age 65. Eligible employees, upon reaching age 65, and those employees retiring at or after age 65, and/or their spouses, receive coverage through a Medicare supplemental insurance policy paid for by the company subject to an annual cap limit.

The CPUC has issued a decision which provides for the recovery in rates of tax-deductible contributions made to a separately trusteed fund. In accordance with that decision,

SCW established two separate trusts in 1995, one for those retirees who were subject to a collective bargaining agreement and another for all other retirees. The company's funding policy is to contribute annually an amount at least equal to the revenues authorized to be collected through rates for post-retirement benefit costs. Post-retirement benefit costs for 1993, 1994 and 1995 were estimated at a total of $1.6 million and have been recorded as a regulatory asset for recovery over a 20 year period. The unamortized balance at December 31, 1999 was approximately $610,000.

The following table sets forth the Plan's funded status and amounts recognized in the company's balance sheets and the components of net pension cost and accrued post-retirement liability at December 31, 1999 and 1998:

                                                    Pension Benefits                    Other Benefits
                                                --------------------------          ------------------------
                                                  1999              1998             1999             1998
                                                --------          --------          -------          -------
                                                                       (in thousands)
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at beginning of year         $ 38,572          $ 33,410          $ 4,363          $ 4,503
Service cost                                       1,963             1,597              125              112
Interest cost                                      2,538             2,278              305              283
Actuarial loss/(gain)                             (6,255)            2,514             (171)            (368)
Benefits paid                                     (1,305)           (1,227)            (191)            (167)
                                                --------          --------          -------          -------
Benefit obligation at end of year               $ 35,513          $ 38,572          $ 4,431          $ 4,363

CHANGES IN PLAN ASSETS:
Fair value of plan assets at beginning
 of year                                        $ 39,541          $ 33,433          $ 1,442          $ 1,104
Actual return of plan assets                       8,277             6,051               25               44
Employer contributions                             1,264             1,284              484              461
Benefits paid                                     (1,306)           (1,227)            (191)            (167)
                                                --------          --------          -------          -------
Fair value of plan assets at end of year        $ 47,776          $ 39,541          $ 1,760          $ 1,442

RECONCILIATION OF FUNDED STATUS:
Funded status                                   $ 12,263          $    969          $(2,671)         $(2,921)
Unrecognized transition obligation                    57               114            6,288            6,707
Unrecognized net loss/(gain)                     (10,683)              677           (1,869)          (1,860)
Unrecognized prior service cost                      355               400           (3,228)          (3,427)
                                                --------          --------          -------          -------
Prepaid/(accrued) pension cost                  $  1,992          $  2,160          $(1,480)         $(1,501)

WEIGHTED-AVERAGE ASSUMPTIONS AS OF
DECEMBER 31:
Discount rate                                       7.75%             6.50%            7.75%            6.50%
Long-term rate of return                            8.00%             8.00%            8.00%            8.00%
Salary assumption                                   4.00%             4.00%              --               --

A sliding scale for assumed health care cost increases was used for both periods, starting at 8% in 1999 and then remaining at 6% thereafter.

The components of net periodic post-retirement benefits costs for 1999 and 1998 are as follows:

                                                   Pension Benefits               Other Benefits
                                                -----------------------         -------------------
                                                  1999           1998           1999          1998
                                                -------         -------         -----         -----
                                                                    (in thousands)
COMPONENTS OF NET PERIODIC BENEFITS COST
Service cost                                    $ 1,963         $ 1,597         $ 125         $ 112
Interest cost                                     2,538           2,278           305           283
Actual return on plan assets                     (8,277)         (6,051)          (25)          (44)
Net amortization                                  5,207           3,476            58            67
                                                -------         -------         -----         -----
Net periodic pension cost                       $ 1,431         $ 1,300         $ 463         $ 418

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                        1-Percentage-Point       1-PERCENTAGE-POINT
                                                              Increase                 DECREASE
                                                        ------------------       ------------------
                                                                       (in thousands)
Effect on total of service and interest cost components         $ 13                    $ (12)
Effect on postretirement benefit obligation                      177                     (156)

The company has a 401(k) Investment Incentive Program under which employees may invest a percentage of their pay, up to a maximum investment prescribed by law, in an investment program managed by an outside investment manager. Company contributions to the 401(k) are based upon a percentage of individual employee contributions and, for 1999, 1998 and 1997, totaled $920,340, $874,113, and
$785,687, respectively.

NOTE 7 - BUSINESS RISKS AND CONCENTRATION OF SALES
The company's utility operations are engaged in supplying water and electric service to the public. SCW is required to provide service and grant credit to customers within its defined service areas. Although the company has a diversified base of residential, industrial and other customers, revenues derived from commercial and residential water customers accounted for approximately 90% of total water revenues in 1999 and 91% in 1998. The company faces additional risks associated with weather conditions, adequacy and quality of water supplies, regulatory decisions, pronouncements and laws, water-related litigation, general business conditions and condemnation .

Approximately 40% of the SCW's water supply is purchased from wholesalers of imported water, with the remainder produced from company wells. The long-term availability of imported water supplies is dependent upon, among other things, drought conditions throughout the state, increases in population, water quality standards and legislation that may potentially reduce water supplies. SCW does not anticipate any constraints on its imported water supplies in 2000.

NOTE 8 - CONTINGENCIES
In 1998, ASUS was formed to pursue non-regulated opportunities such as long-term leases, and operation and maintenance contracts of governmentally-owned water and wastewater systems. In 1999, the company terminated its Golden State Water Company joint venture. The company expensed approximately $336,000 against future losses and capital account adjustments in 1998. There was no significant financial impact in 1999 associated with the termination.

On April 22, 1999, the CPUC issued an order denying SCW's application seeking approval of its recovery through rates of costs associated with its participation in the Coastal Aqueduct Extension of the State Water Project
(SWP). SCW's participation in the SWP commits it to a 40-year entitlement with a value of approximately $9.5 million. SCW's investment in SWP is currently included in Other Property and Investments. The remaining balance of the related liability of approximately $7 million is recorded as other long-term debt. SCW intends to recover its investment in SWP through contributions from developers on a per-lot or other basis, and, failing that, sale of its 500 acre-foot entitlement in SWP. SCW believes that its full investment and on-going costs associated with its ownership will be fully recovered.

SCW has been named as a defendant in 11 lawsuits which allege that SCW delivered contaminated water to its customers. Plaintiffs in these actions seek damages, including general, special, and punitive damages, according to proof of trial, as well as attorney's fees on certain causes of action, costs of suit, and other unspecified relief. Nine of the lawsuits involve CSAs located in Los Angeles county in the southern portion of California; two of the lawsuits involve a CSA located in Sacramento county in Northern California. On September 1, 1999, the Court of Appeal in San Francisco held that the CPUC had preemptive jurisdiction over regulated public utilities and ordered dismissal of a series of lawsuits pertaining to water quality filed against water utilities, including SCW. Seven out of 11 lawsuits against SCW had been ordered for dismissal by the state Court of Appeal. On October 11, 1999, one group of plaintiffs appealed the decision to the California Supreme Court which has accepted the case. Management is unable to predict the outcome of this proceeding but, in any event, does not anticipate a decision prior to 2001.

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

In response to those lawsuits and similar actions, in March 1998 the CPUC issued an Order Instituting Investigation (OII) directed to all Class A and B water utilities in California, including SCW, into whether existing standards and policies regarding drinking water quality adequately protect the public health and whether those standards and policies are being uniformly complied with by those water utilities. The OII notes the constitutional and statutory jurisdiction of the CPUC and the DOHS to establish and enforce adherence to water quality standards for water delivered by utilities to their customers and, in the case of the CPUC, to establish rates which permit water utilities to furnish water that meets the established water quality standards at prices which are both affordable and that allow the utility to earn a reasonable return on its investment. SCW has made its filing in this proceeding on a series of questions dealing with current drinking water standards, compliance by water utilities with such standards, appropriate remedies for failure to comply with drinking standards and whether stricter or additional drinking water standards are required. The Water Division of the CPUC has issued its report based on these filings by the utilities.

A final decision in the OII is anticipated in 2000. The OII leaves open the possibility of evidentiary hearings and further action by the

CPUC. The Administrative Law Judge assigned to the OII has issued a draft decision finding that water utilities, including SCW, have complied with DOHS regulations and requirements. SCW is unable to predict whether the draft decision will be approved in part or in its entirety by the CPUC.

Management believes that proper insurance coverage and reserves are in place to insure against anticipated property, general liability and workers' compensation claims.

NOTE 9 - CONSTRUCTION PROGRAM
SCW's 2000 construction budget provides for gross expenditures of approximately $59 million, $3.6 million of which is anticipated to be obtained from developers and others. AWR and ASUS have no material capital expenditure programs.

NOTE 10 - ALLOWANCE FOR DOUBTFUL ACCOUNTS
The table below presents SCW's provision for doubtful accounts charged to expense and accounts written off, net of recoveries for the last three years.

                                                         December 31,
                                               ---------------------------------
                                               1999          1998          1997
                                               -----         -----         -----
                                                        (in thousands)
Balance at beginning of year                   $ 403         $ 466         $ 387
Provision charged to expense                     852           631           707
Accounts written off, net of recoveries         (768)         (694)         (628)
                                               -----         -----         -----
Balance at end of year                         $ 487         $ 403         $ 466
                                               -----         -----         -----

Neither AWR nor ASUS have established any provision for doubtful accounts.

NOTE 11 - BUSINESS SEGMENTS
The company has two principal business units: a water and electric distribution unit, through its SCW subsidiary, and a non-regulated activity unit through the ASUS subsidiary. All activities currently are geographically located within California, except for one contract providing customer service and billing services to a utility located in Arizona. SCW is a regulated utility which operates both water and electric systems. AWR has no material operations other than its SCW subsidiary. On a stand alone basis, AWR has no material assets other than its investments in its subsidiaries. The tables below set forth information relating to SCW's operating segments. SCW manages its operations on a regional basis using the five categories below as broad-level measures of profitability. Included in the amounts set forth, certain assets have been allocated. The identifiable assets are net of respective accumulated provisions for depreciation.

                                                     YEAR ENDED DECEMBER 31, 1999
                                      -------------------------------------------------------
                                                       WATER
                                      -----------------------------------------
                                      REGION I       REGION II       REGION III      ELECTRIC
                                      --------       ---------       ----------      --------
                                                           (in thousands)
Operating revenues                    $ 27,221        $ 70,770        $ 61,692        $13,348
Operating income before income
 taxes                                   6,567          15,841          16,022          3,821
Identifiable assets                    108,675         140,175         177,457         25,725
Depreciation expense                     2,736           4,041           5,395          1,344
Capital additions                     $ 12,966        $ 21,926        $ 14,513        $ 2,173
                                      --------        --------        --------        -------

                                                     Year Ended December 31, 1998
                                      -------------------------------------------------------
                                                       Water
                                      -----------------------------------------
                                      Region I       Region II       Region III      Electric
                                      --------       ---------       ----------      --------
                                                           (in thousands)
Operating revenues                    $ 24,927        $ 57,273        $ 52,582        $13,211
Operating income before income
 taxes                                   6,799          11,732          13,143          3,847
Identifiable assets                     97,463         123,044         169,264         24,981
Depreciation expense                     2,551           3,378           4,701          1,640
Capital additions                     $ 13,302        $ 14,452        $ 15,795        $ 1,720
                                      --------        --------        --------        -------

                                                     Year Ended December 31, 1998
                                      -------------------------------------------------------
                                                       Water
                                      -----------------------------------------
                                      Region I       Region II       Region III      Electric
                                      --------       ---------       ----------      --------
                                                           (in thousands)
Operating revenues                    $ 24,340          61,085          55,551        $12,779
Operating income before income
 taxes                                   5,897           9,593          13,709          4,089
Identifiable assets                     87,039         112,556         158,934         25,095
Depreciation expense                     2,306           3,042           4,604          1,001
Capital additions                     $ 10,007        $ 15,431        $ 11,671        $ 2,116
                                      --------        --------        --------        -------

NOTE 12 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
The quarterly financial information presented below is unaudited. The business of the company is of a seasonal nature and it is management's opinion that comparisons of earnings for the quarter periods do not reflect overall trends and changes in the company's operations.

                      Operating Revenues           Operating Income               Net Income              Earnings per Share
                    ----------------------      ----------------------      ----------------------      ----------------------
                      1999          1998          1999          1998          1999          1998          1999          1998
                    --------      --------      --------      --------      --------      --------      --------      --------
                                                     (in thousands, except per share amounts)
First quarter       $ 36,132      $ 29,955      $  5,854      $  4,382      $  2,977      $  1,843      $   0.33      $   0.20
Second quarter        42,116        35,001         7,251         5,586         4,406         2,767          0.49          0.31
Third quarter         51,597        47,002        10,266         9,432         6,690         6,374          0.74          0.71
Fourth quarter        43,576        36,102         5,143         5,661         2,028         3,639          0.23          0.40
                    --------      --------      --------      --------      --------      --------      --------      --------
Year                $173,421      $148,060      $ 28,514      $ 25,061      $ 16,101      $ 14,623      $   1.79      $   1.62
                    --------      --------      --------      --------      --------      --------      --------      --------

NOTE 13 - YEAR 2000 READINESS UPDATE
The company has no Y2K incidents, business disruptions, failures or legal proceedings to report. There were no effects or changes to the company's operating trends or revenue patterns as a result of the millennium turnover.

SCW formally announced its 100% Y2K Ready status when it filed its compliance report with the CPUC on November 1, 1999. SCW will be submitting the last CPUC report on this issue by March 1, 2000.

The company's general process for addressing the Y2K issue was (i) to inventory all systems that may have a potential Y2K impact, (ii) to determine the materiality of these non-Y2K ready systems, (iii) to replace and test, correct and test, or prepare for the failure of material items that have been determined to be non-Y2K ready, and (iv) to prepare contingency plans.

The company is significantly dependent on third party suppliers, such as energy and telecommunication companies and wholesale water suppliers. In order to conduct its business, the company initiated due diligence with certain of its major service providers to address their Y2K readiness. In the event that such suppliers might be adversely affected by Y2K, the company prepared its contingency plan which included, among other things, increased staffing during critical periods, manual back-up for automated systems and the use of portable generators capable of providing power during a black-out. Several "dry runs" were exercised in 1999, which simulated Y2K situations that implemented the company's contingency plan. The dry runs proved to be effective exercises that identified areas of strength and weakness, and provided real-life experience from which to make informed decisions about Y2K preparation and contingency planning.

Not all Y2K problems were necessarily expected to surface in early 2000. The company does not have, and may never fully have, sufficient information about the Y2K exposure of these third parties to adequately predict the risks posed by them to the company. If the third parties later discover any Y2K problems that are not remedied, resulting problems could include loss of utility services and disruption of water supplies.

On September 2, 1999, the CPUC issued an order denying regulated water utilities the authority to create memorandum accounts for Y2K expenses. The order, however, provides that after January 1, 2000, regulated water utilities may file for recovery of capital investment, not otherwise included in current rates, associated with Y2K mitigation efforts. Y2K final expenditures have been estimated at approximately $7.5 million. The company has spent $4.8 million at January, 2000, $4.0 million of which is in capital investments. The company believes that these capital expenditures as well as the remaining Y2K-related investments will be recovered through rates.

                              REPORT OF MANAGEMENT

The consolidated financial statements contained in this annual report were prepared by the management of American States Water Company, which is responsible for their integrity and objectivity. The consolidated financial statements were prepared in accordance with generally accepted accounting principles and include, where necessary, amounts based upon management's best estimates and judgments. All other financial information in the annual report is consistent with the consolidated financial statements and is also the responsibility of management.

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

The independent accountants, Arthur Andersen LLP, have performed an audit of the consolidated financial statements in accordance with generally accepted auditing standards. Their audit gave consideration to the company's system of internal accounting control as a basis for establishing the nature, timing and scope of their work. The result of their work is expressed in their Report of Independent Public Accountants.



[Signatures of Floyd E. Wicks and McClellan Harris III]

Floyd E. Wicks                              McClellan Harris III
President, Chief Executive Officer          Chief Financial Officer,
                                            Vice President - Finance,
                                            Treasurer and Corporate Secretary

February 10, 2000

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and the Board of Directors of American States Water Company:

We have audited the consolidated balance sheets and consolidated statements of capitalization of American States Water Company (a California corporation) as of December 31, 1999 and 1998 and the related consolidated statements of income, changes in common shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American States Water Company as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

[Signature of Arthur Andersen LLP]
Arthur Andersen LLP
Los Angeles, California

February 10, 2000

                             SHAREHOLDER INFORMATION

ANNUAL MEETING OF SHAREHOLDERS
All shareholders are invited to attend the Annual Meeting of Shareholders which will be held on Tuesday, May 2, 2000, beginning at 9:00 am, at the Industry Hills Sheraton, One Industry Hills Parkway, City of Industry, California 91744. Notice of meeting and proxy materials will be mailed.

STOCK LISTING
Common Shares of American States Water Company are traded on the New York Stock Exchange under the symbol AWR. The high and low NYSE prices and the dividends paid on the Common Shares for the past two years were:

     1999               HIGH            LOW        DIVIDENDS PAID
--------------        --------        --------     --------------
First quarter         $ 30            $23 9/16        $   0.32
Second quarter          29 1/4         22 3/16            0.32
Third quarter           37 1/8          28 3/8            0.32
Fourth quarter          39 3/4          31 3/4            0.32
                      --------        --------        --------
                                                      $   1.28

     1998               High            Low        Dividends Paid
--------------        --------        --------     --------------
First quarter         $ 26            $23 1/16        $  0.315
Second quarter          27 1/8          21 1/8           0.315
Third quarter           27              23 1/4           0.315
Fourth quarter          29 1/4          24 7/8           0.315
                      --------        --------        --------
                                                      $  1.260

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

ChaseMellon Shareholder Services, L.L.C.
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
(888) 816-6998
http://shrrelations@chasemellon.com

COMMON SHARE PURCHASE AND DIVIDEND REINVESTMENT PLAN
The company has a Common Shares Purchase and Dividend Reinvestment Plan ("Plan") that is sponsored and administered by The Chase Manhattan Bank. The Plan provides a simple and cost-effective method for current and potential shareholders to build ownership in the company through the direct purchase of Common Shares from the company and the reinvestment of their cash dividends. A Prospectus and enrollment form may be obtained from ChaseMellon Shareholder Services, L.L.C. at (800) 842-7629 or from the company at (877) 463-6297 (INFOAWR).

2000 DIVIDEND SCHEDULE
The following schedule shows the anticipated Common and Preferred Share record and payment dates for 2000:

Record Dates                   Payment Dates
-----------                    --------------
February  7                    March 1
May 5                          June 1
August  8                      September 1
November 7                     December 1

INTERNET ADDRESS
http://www.aswater.com

Page 34
                               STATISTICAL REVIEW

                                                        1999            1998            1997            1996
                                                      --------        --------        --------        --------
                                                      (in thousands, except per share and per customer amounts)
FINANCIAL INFORMATION
    Revenues by Classification
        Residential and Commercial                    $144,273        $123,271        $131,007        $126,456
        Industrial                                       2,278           1,917           1,998           1,847
        Fire Service                                     1,374           1,329           1,319           1,269
        Other - Water                                   11,768           8,277           6,664          10,425
           Total Water Revenue                         159,693         134,794         140,988         139,997
        Electric Revenue                                13,338          13,201          12,767          11,532
        Other Revenue                                      390              65              --              --
           Total Operation Revenues                    173,421         148,060         153,755         151,529

    Net Income                                          16,101          14,623          14,059          13,460
    Earnings Available for Common Shareholders          16,013          14,533          13,967          13,366
    Earnings per Common Share                             1.79            1.62            1.56            1.69
    Dividends Declared per Common Share                   1.28            1.26            1.25            1.23
    Book Value per Common Share                          17.73           17.23           16.86           16.52

    Total Assets                                       533,181         484,671         457,074         430,922
    Net Utility Plant                                  449,595         414,753         383,623         357,776
    Capital Additions                                   51,578          45,269          39,226          34,374
    Long-term Debt (Net)                               167,363         120,809         115,286         107,190
    Preferred Shares                                     1,600           1,600           1,600           1,600
    Preferred Shares -- Mandatory Redemption               360             400             440             480
    Investment per Customer                           $  2,267        $  2,099        $  1,900        $  1,808

OPERATION INFORMATION
    Water Sold by Classification (mg)
        Residential and Commercial                      53,742          49,302          54,623          52,843
        Industrial                                         853             832             899             828
        Fire Service                                       411             649             417             831
        Other                                            4,828           4,124           5,070           4,932
           Total Water                                  59,834          54,907          61,009          59,434

        Total Electric Sales (mwh)                     127,584         123,791         121,315         117,139

    Customers by Classification
        Residential and Commercial                     238,511         237,157         236,270         235,244
        Industrial                                         328             332             331             333
        Fire Service                                     3,140           3,112           2,964           2,925
        Other                                            2,107           2,033           2,016           2,046
        Total Water                                   244, 086         242,634         241,581         240,548
        Electric                                        21,181          20,865          20,698          20,437
           Total Company                               265,267         263,499         262,279         260,985

    Water Production by Source (mg)
        Purchased                                       25,647          22,885          28,894          27,147
        Pumped -- Electric                              36,969          35,596          34,531          35,216
        Pumped -- Gas                                      179              75             316              40
        Gravity and Surface                              1,035              74           1,147             932
           Total Supply                                 63,830          58,630          64,888          63,335

Miles of Main in Service                                 2,742           2,654           2,638           2,603
Number of Employees                                        492             470             467             463
                                                      --------        --------        --------        --------

mg=Millions of Gallons   mwh=Mega-Watt Hours

                                                1995           1994           1993           1992           1991           1990
                                              --------       --------       --------       --------       --------       --------
                                                           (in thousands, except per share and per customer amounts)
FINANCIAL INFORMATION
    Revenues by Classification
        Residential and Commercial            $106,480       $100,796       $ 86,918       $ 82,112       $ 68,063       $ 69,161
        Industrial                               1,674          1,459          1,134          1,110          1,019          1,021
        Fire Service                             1,211          1,181          1,149          1,067            927            954
        Other                                    9,557          8,651          8,954          6,336          8,273          5,150
        Total Water                            118,922        112,087         98,155         90,625         78,282         76,286
        Electric                                10,891         10,588         10,351         10,035         12,378         11,054
        Other                                       --             --             --             --             --             --
           Total Operation Revenues            129,813        122,675        108,506        100,660         90,660         87,340

    Net Income                                  12,165         11,338         12,026         12,142         15,363          8,907
    Earnings Available for Common
     Shareholders                               12,069         11,240         11,926         12,040         15,259          8,801
    Earnings per Common Share                     1.54           1.43           1.66           1.82           2.34           1.40
    Dividends Declared per Common Share           1.21           1.20           1.19           1.15           1.10           1.08
    Book Value per Common Share                  15.50          15.16          14.92          13.28          12.59          11.31

    Total Assets                               406,255        383,627        358,533        312,491        293,444        268,028
    Net Utility Plant                          334,968        317,879        294,990        277,525        258,558        235,713
    Capital Additions                           28,761         30,307         28,626         26,975         32,472         27,078
    Long-term Debt                             107,455         92,891         84,621         84,195         82,634         67,246
    Preferred Shares                             1,600          1,600          1,600          1,600          1,600          1,600
    Preferred Shares -- Mandatory
     Redemption                                    520            560            600            640            680            720
    Investment per Customer                   $  1,688       $  1,578       $  1,480       $  1,388       $  1,297       $  1,213

OPERATION INFORMATION
    Water Sold by Classification (mg)
        Residential and Commercial              49,641         51,084         48,033         47,541         44,528         51,696
        Industrial                                 802            818            679            699            737            937
        Fire Service                               130            308             33             23             11             50
        Other                                    4,706          4,537          4,019          3,890          3,807          4,511
           Total Water                          55,279         56,747         52,764         52,153         49,083         57,194

        Total Electric Sales (mwh)             111,519        110,234        106,234        105,346        101,923        103,376

    Customers by Classification
        Residential and Commercial             233,920        232,879        231,966        230,956        230,175        221,888
        Industrial                                 326            323            322            330            347            376
        Fire Service                             2,909          2,896          2,877          2,846          2,779          2,610
        Other                                    1,807          1,807          1,820          1,795          1,812          1,819
        Total Water                            238,962        237,905        236,985        235,927        235,113        226,693
        Electric                                20,475         20,331         20,131         20,039         19,780         19,559
           Total Company                       259,437        258,236        257,116        255,966        254,893        246,252

    Water Production by Source (mg)
        Purchased                               24,356         25,940         25,156         24,377         23,221         31,021
        Pumped -- Electric                      34,105         33,337         32,056         30,406         28,640         28,923
        Pumped -- Gas                              218            198            195            177            245            270
        Gravity and Surface                        979            967            658          1,249          1,046          1,255
           Total Supply                         59,658         60,442         58,065         56,209         53,152         61,469

Miles of Main in Service                         2,587          2,567          2,560          2,549          2,535          2,517
Number of Employees                                448            467            486            445            422            410
                                              --------       --------       --------       --------       --------       --------

CUSTOMER SERVICE AREAS SERVED BY SOUTHERN CALIFORNIA WATER COMPANY

NUMBER OF CUSTOMERS

REGION I
  Northern District
  Arden-Cordova                         13,835
  Bay Point                              4,879
  Clearlake                              2,110
  Coastal District
  Los Osos                               3,137
  Ojai                                   2,782
  Santa Maria                           12,690
  Simi Valley                           12,683

REGION II
  Central District
  Central Basin East                    19,681
  Central Basin West                    19,359
  Culver City                            9,340

  Southwest District                    49,444

REGION III
  Foothill District
  Claremont                             10,458
  San Dimas                             15,674
  San Gabriel Valley                    11,751
  Mountain/Desert District
  Apple Valley                           2,350
  Barstow                                8,430
  Calipatria                             1,152
  Morongo Valley                           837
  Wrightwood                             2,540
  Orange County District
  Los Alamitos                          26,361
  Placentia                             14,593

TOTAL WATER                            244,086
BEAR VALLEY ELECTRIC SERVICE            21,181
                                       -------

TOTAL SCWCUSTOMERS                     265,267

[map of California showing service areas]

Inside Back Cover

                              CORPORATE INFORMATION

BOARD OF DIRECTORS OF AMERICAN STATES WATER COMPANY, SOUTHERN CALIFORNIA WATER COMPANY AND AMERICAN STATES UTILITY SERVICES, INC.

Lloyd E. Ross (58,4)
(Chairman of the Board of Directors)
Managing Partner, Invermex L.P.
Irvine, California

Floyd E. Wicks (56,10) (c)
President and Chief Executive Officer

James L. Anderson (56,3) (a,c)
(Chairman of the company's Compensation Committee)
Senior Vice President
Americo Life Inc.
Austin, Texas

Jean E. Auer (63,4) (a,c)
(Chairperson of the company's Nominating and Governance Committee) Consultant to the San Francisco Estuary Project and member of the Board of Directors of the Water Education Foundation
Council Member of the Town of
Hillsborough, California

N. P. Dodge, Jr. (62,9) (a,b)
President, N.P. Dodge Company
Omaha, Nebraska

Anne M. Holloway (47,2) (a,b)
Vice President, Navigant Consulting Inc.
Atherton, California

Robert F. Kathol (58,4) (a,b)
(Chairman of the company's Audit and Finance Committee)
Executive Vice President
Kirkpatrick, Pettis, Smith, Polian Inc.
Omaha, Nebraska


ELECTED OFFICERS

Lloyd E. Ross (58,1) (d)
Chairman of the Board

Floyd E. Wicks (56,12) (d)
President, Chief Executive Officer

McClellan Harris III (48,9) (d)
Chief Financial Officer, Vice President-Finance,
Treasurer and Corporate Secretary

Joel A. Dickson (47,9) (e)

Vice President-Business Development

Donald K. Saddoris (56,32) (f)
Vice President-Customer Service, Region I

Joseph F. Young (54,22) (f)
Vice President-Customer Service, Region II

James B. Gallagher (45,12) (f)
Vice President-Customer Service, Region III

Denise L. Kruger (35,7) (f)
Vice President-Water Quality

Susan L. Conway (38,11) (f)
Vice President-Regulatory Affairs

(age, years of service)
(a)  Member - Compensation Committee
(b)  Member - Audit and Finance Committee
(c)  Member - Nominating and Governance Committee
(d) Holds same title in American States Water Company, Southern California Water Company and American States Utility Services, Inc.
(e) Holds same title in American States Water Company, American States Utility Services, Inc. and holds title of Vice President - Customer and Operations Support in Southern California Water Company
(f)  Officer of Southern California Water Company only

[photo of board of directors]

Back Cover

American States Water Company
630 E. Foothill Boulevard, San Dimas, California 91773-1212
(909)   394-3600
www.aswater.com